Filed pursuant to
General Instruction II.L of Form F-10
File Number 333-259814

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated October 7, 2021 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus (the “prospectus”), constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities. We are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Information has been incorporated by reference in the prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the prospectus and documents incorporated by reference in the prospectus may be obtained on request without charge from the Corporate Secretary of Cenovus Energy Inc. at 4100, 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5, Telephone: (403) 766-2000, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated October 7, 2021

New Issue	October 7, 2021

Cenovus Energy Inc.

65,239,977 Common Shares

This prospectus supplement qualifies the issuance of: (i) up to 65,216,310 common shares (“Common Shares”) of Cenovus Energy Inc. (“Cenovus”, “we”, “us” or “our”) issuable, from time to time, upon the exercise of 65,216,310 outstanding common share purchase warrants (“Warrants”) to acquire Common Shares; (ii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Indenture (as defined herein), and (iii) up to 23,667 Common Shares issuable to certain former holders of stock options (each, a “Husky Stock Option”) of Husky Energy Inc. (“Husky”) upon the exercise of replacement stock options (each, a “Cenovus Replacement Option”) issued to such holders in connection with the Husky Arrangement (as defined below).

The Warrants were issued on January 1, 2021 pursuant to the arrangement agreement between Cenovus and Husky dated October 24, 2020 (the “Arrangement Agreement”) in connection with, among other things, the acquisition by Cenovus of all of the issued and outstanding common shares of Husky pursuant to a plan of arrangement. Each whole Warrant entitles the holder thereof (each, a “Warrantholder” and, collectively, the “Warrantholders”) to acquire one Common Share upon payment in full of the exercise price of $6.54 per Common Share (the “Exercise Price”), subject to adjustment in accordance with the terms of the Warrant Indenture, at any time until 4:30 p.m. (Calgary time) on January 1, 2026 (the “Expiry Date”). See “Terms of the Warrants”.

Each Husky Stock Option is governed by the Husky Energy Inc. Incentive Stock Option Plan, dated effective November 16, 2018 (the “Assumed Husky Plan”). In the Husky Arrangement, each Husky Stock Option outstanding at the effective time of the Husky Arrangement (whether vested or unvested) was transferred to Cenovus. In exchange, Cenovus granted Cenovus Replacement Options (as defined in the Arrangement Agreement) to acquire such number of Common Shares as is equal to that number of common shares of Husky that were issuable upon exercise of such Husky Stock Option immediately prior to the effective time of the Husky Arrangement, multiplied by 0.7845, with an exercise price per Common Share equal to the exercise price per share of such Husky Stock Option immediately prior to the effective time of the Husky Arrangement divided by 0.7845 and rounded up to the nearest whole cent (provided that, if the foregoing calculation resulted in a holder of Cenovus Replacement Options being entitled to acquire a fraction of a Common Share, then the number of Common Shares subject to such Cenovus Replacement Options was rounded down to the next lower whole number of Common Shares). All Husky Stock Options were concurrently cancelled and terminated. All other terms and conditions of a Cenovus Replacement Option, including the term to expiry, vesting conditions and the conditions to exercise, are the same as the Husky Stock Option for which it was exchanged. This prospectus supplement registers the issuance of Common Shares issuable pursuant to Cenovus Replacement Options issued to former employees, former directors and other former service providers of Husky in the Husky Arrangement (the “Former Husky Employees”).

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

SHELF PROSPECTUS

EXCHANGE RATE INFORMATION

Cenovus publishes its consolidated financial statements in Canadian dollars. In this prospectus supplement and the prospectus, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. All references to “dollars” or “$” are to Canadian dollars and references to “U.S.$” are to United States dollars.

The following table sets forth certain exchange rates as reported by the Bank of Canada. Such rates are set forth as Canadian dollars per United States dollar.

	Year ended December 31			Nine months ended September 30
	2020	2019	2018	2021	2020
Period End	1.2732	1.2988	1.3642	1.2741	1.3339
Average	1.3415	1.3269	1.2957	1.2513	1.3541
Low	1.2718	1.2988	1.2288	1.2040	1.2970
High	1.4496	1.3600	1.3642	1.2856	1.4496

On October 6, 2021, the rate of exchange for the United States dollar, expressed in Canadian dollars, based on the Bank of Canada daily average exchange rate for United States dollars, was U.S.$1.00 equals $1.2613.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus contain certain “forward-looking statements” and “forward-looking information” (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s and current expectations, estimates and projections about the future, based on certain assumptions made by Cenovus in light of experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

In addition to the cautionary statement below, with respect to forward-looking information contained in the documents incorporated by reference in the prospectus, Warrantholders and holders of Cenovus Replacement Options should refer to “Forward-Looking Information” in the AIF (as defined herein), “Advisory – Forward-looking Information” in the Annual MD&A (as defined herein), “Advisory – Forward-looking Information” in the Interim MD&A (as defined herein), “Advisory – Forward-Looking Information” in the AGM Circular (as defined herein) and “Forward Looking Statements” in the Joint Circular (as defined herein), as well as the advisories section of any documents incorporated by reference in the prospectus that are filed after the date of this prospectus supplement and prior to the distribution of the Common Shares.

Forward-looking information is identified by words such as “aim”, “anticipate”, “believe”, “capacity”, “committed”, “commitment”, “could”, “expect”, “estimate”, “focus”, “forecast”, “forward”, “future”, “guidance”, “may”, “on track”, “outlook”, “plan”, “position”, “potential”, “priority”, “projection”, “pursue”, “strategy”, “should”, “target”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the anticipated impact of the Husky Arrangement on our business; the anticipated completion and expected outcomes of the restructuring of our working interests in the Terra Nova and White Rose projects, including expected changes to working interest in the projects, production and project life, capital outlay, and funding received and contributed to future asset retirement obligations, referred to under the heading “Recent Developments” in this prospectus supplement; expected timing to resume operations or restart the Terra Nova and White Rose projects; strategy and related milestones; schedules and plans; use of proceeds; focus on maximizing shareholder value through cost leadership; our ability to realize the best margins and netbacks for our products; plans to maintain and demonstrate financial discipline while balancing growth and shareholder return; continuing to advance our operational performance and upholding our trusted reputation; expected timing for oil sands expansion phases and associated expected production capacities; projections for 2021 and future years and our plans and strategies to realize such projections; forecast exchange rates and trends; future opportunities for oil and natural gas development; forecast operating and financial results, including forecast sales prices, costs and cash flows; our commitment to continue reducing debt, including our long-term target net debt to adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) ratio; our ability to satisfy payment obligations as they become due; priorities for and approach to capital investment decisions or capital allocation; planned capital expenditures, including the amount, timing and financing thereof; all statements with respect to our 2021 guidance estimates; expected future production, including the timing, stability or growth thereof; our expectation that our capital investment and any cash dividends for 2021 will be funded from internally generated cash flows and cash balance on hand; expected reserves; capacities, including for projects, transportation and refining; all statements related to government royalty regimes applicable to Cenovus, which regimes are subject to change; our ability to preserve our financial resilience and various plans and strategies with respect thereto; forecast cost reductions and sustainability thereof; our priorities, including for 2021; future impact of regulatory measures; forecast commodity prices, differentials and trends and expected impact; potential impacts of various risks, including those related to commodity prices and climate change; the potential effectiveness of our risk management strategies; new accounting standards, the timing for the adoption thereof, and anticipated impact on the consolidated financial statements; the availability and repayment of our credit facilities; potential asset sales; expected impacts of the contingent payment; future use and development of technology and associated future outcomes; our ability to access and implement all technology necessary to efficiently and effectively operate our assets and achieve expected future cost reductions; and projected growth and projected shareholder return. Readers are cautioned not to place undue reliance on forward- looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry in general. The factors and assumptions on which our forward-looking information is based include: forecast oil and natural gas, natural gas liquids, condensate and refined products prices, light-heavy crude oil price differentials and other assumptions identified in Cenovus’s 2021 guidance, available at cenovus.com; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increase to our share price and market capitalization over the long-term; future narrowing of crude oil differentials; realization of expected capacity to store within our oil sands reservoirs barrels not yet produced; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow to meet our current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; achievement of expected impacts of the Husky Arrangement; ability of Cenovus to make the required cash outlay with respect to the Terra Nova project; anticipated funding to be received by the Government of Newfoundland and Labrador; receipt of certain funds from Terra Nova project partners towards future asset retirement obligations; expected resumption of the Terra Nova project prior to the end of 2022; our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to access sufficient capital to pursue our development plans; our ability to complete asset sales, including with desired transaction metrics and within the timelines we expect; forecast inflation and other assumptions inherent in our current guidance; our ability to access and implement all technology necessary to achieve expected future results; our ability to implement capital projects or stages thereof in a successful and timely manner; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The information contained on our website is not incorporated by reference into the prospectus. The reference to our website is intended to be an inactive textual reference.

The risk factors and uncertainties that could cause our actual results to differ materially include, but are not limited to: our ability to realize the anticipated benefits of and synergies from the Husky Arrangement; our ability to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results; our ability to complete the restructuring of our working interests in the Terra Nova and White Rose projects and our ability to extend the life of such projects, as applicable, and resume operations, including achievement of anticipated outcomes and the ability to obtain the funds necessary to extend the life of the Terra Nova field and reach estimated production amounts in 2023; volatility of and other assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments, the success of our hedging strategies and the sufficiency of our liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; product supply and demand; accuracy of our share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks, exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in our operations, including health, safety and environmental risks; maintaining desirable ratios of debt (and net debt) to Adjusted EBITDA as well as debt (and net debt) to capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance growth and sustain capital expenditures; changes in credit ratings applicable to us or any of our securities; changes to our dividend plans or strategy, including our dividend reinvestment plan; accuracy of our reserves, resources and future production expense and future net revenue estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, materials, natural gas and other energy sources used in oil sands processes; potential failure of new products to achieve or maintain acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining crude oil into petroleum and chemical products; risks associated with technology and its application to our business including potential cyber-attacks; the timing and the costs of well and pipeline construction; our ability to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, and including to address any gaps caused by constraints in the pipeline system; availability of, and our ability to attract and retain, critical talent; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change, production curtailment policies and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats, pandemics and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Statements relating to “reserves” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information. You should carefully consider the matters discussed under “Risk Factors” in this prospectus supplement and in the prospectus. You should also refer to “Risk Factors” in the AIF, “Risk Management and Risk Factors” in our Annual MD&A, “Risk Management and Risk Factors” in the Interim MD&A and “Risk Factors” in the Joint Circular, each as incorporated by reference in the prospectus, and to the risk factors described in other documents incorporated by reference in the prospectus.

You should not place undue reliance on the forward looking information contained in this prospectus supplement, the prospectus or incorporated by reference in the prospectus, as actual results achieved will vary from such forward looking information and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward looking information contained or incorporated by reference in this prospectus supplement, the prospectus or incorporated by reference in the prospectus is made as of the date of this prospectus supplement or the prospectus, or as of the date specified in the documents incorporated by reference therein, as the case may be. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward-looking information contained in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus.

NOTE RELATING TO RESERVES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Proved reserves are reserves that can be estimated with a high degree of certainty to be recoverable. Probable reserves are those additional reserves that are less certain to be recovered.

Cenovus is permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in certain of the documents incorporated by reference in the prospectus include reserves designated as probable reserves.

The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in the documents incorporated by reference into the prospectus in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable reserves.

As permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

Certain of the documents incorporated by reference in the prospectus contain oil and gas metrics commonly used in the oil and gas industry, including “reserves life index”, which do not have standardized meanings or standard methods of calculation and may not be comparable to similar measures presented by other companies. Such metrics have been included in certain of the documents incorporated by reference in the prospectus to provide readers with an additional method to evaluate our performance and, in the case of “reserves life index”, to provide an indication as to the expected life of our current reserves based on an assumed production level. However, such measures are not reliable indicators of our future performance and should therefore not be unduly relied upon or used to make comparisons to other companies. Cenovus calculates “proved plus probable reserves life index” as Company Interest Before Royalties proved plus probable reserves divided by Company Interest Before Royalties production (as such terms are defined in the AIF).

For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled “Reserves Data and Other Oil and Gas Information” in the AIF, which is incorporated by reference in the prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act, as amended (the “CBCA”). Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, are residents of Canada or otherwise reside outside of the United States and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for Warrantholders and holders of Cenovus Replacement Options who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for Warrantholders and holders of Cenovus Replacement Options who reside in the United States to enforce in the United States, judgments of courts of the United States, predicated upon our civil liability and the civil liability of our directors and officers and experts under United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, of which this prospectus supplement and the prospectus forms a part (the “registration statement”), an appointment of agent for service of process and undertaking on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the issuance of the Common Shares under this prospectus supplement and the prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 and an amendment thereto relating to the issuance of the Common Shares. This prospectus supplement and the prospectus, which constitute part of the registration statement, do not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement, as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus supplement or the prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

We file certain reports with, and furnish other information to, the SEC and certain securities regulatory authorities of Canada. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we file reports with and furnish other information to the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. The reports filed with, and other information furnished to, the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov, as well as from commercial document retrieval services. The reports filed with, and other information furnished to, the securities regulatory authorities of Canada are available under our profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference in the prospectus, documents filed or furnished by Cenovus on SEDAR or EDGAR are neither incorporated by reference in nor part of this prospectus supplement or the prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the prospectus from documents filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Copies of the documents incorporated by reference in the prospectus may be obtained on request without charge from our Corporate Secretary at 225 - 6th Avenue S.W., PO Box 766, Calgary, Alberta, Canada T2P 0M5, Telephone: (403) 766-2000. These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com, and on EDGAR, which can be accessed at www.sec.gov.

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purposes of qualifying the distribution of the Common Shares underlying the Warrants and Cenovus Replacement Options.

As of the date hereof, the following documents filed with, or furnished to, the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC are specifically incorporated by reference in and form an integral part of the prospectus, as supplemented by this prospectus supplement:

(a)	our audited annual consolidated financial statements and auditor’s report thereon as at and for the year ended December 31, 2020;

(b)	our management’s discussion and analysis for the year ended December 31, 2020 (the “Annual MD&A”);

(c)	our unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2021;

(d)	our management’s discussion and analysis for the three and six months ended June 30, 2021 (the “Interim MD&A”);

(e)	our annual information form dated February 8, 2021 (the “AIF”);

(f)

the joint management information circular of Cenovus and Husky dated November 9, 2020 in connection with special meetings of shareholders of Cenovus and Husky held on December 15, 2020 concerning the plan of arrangement involving Cenovus and Husky, except Appendix G, H, I, J and K and all references to or summaries of the fairness opinions forming such Appendices included therein (the “Joint Circular”);

(g)	our management information circular dated March 15, 2021 in connection with an annual meeting of shareholders held on May 12, 2021 (the “AGM Circular”);

(h)

our material change report dated January 11, 2021 relating to the completion of the acquisition of all of the issued and outstanding common shares and preferred shares of Husky pursuant to a court approved plan of arrangement under the Business Corporations Act (Alberta), which was completed effective January 1, 2021 (the “Husky Arrangement”); and

(i)	our business acquisition report dated March 26, 2021 relating to the Husky Arrangement.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in the prospectus, including any annual information form, audited annual consolidated financial statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada subsequent to the date of this prospectus supplement and prior to the termination of the distribution of the Common Shares under this prospectus supplement, shall be deemed to be incorporated by reference in the prospectus. These documents are available through the internet on SEDAR.

In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC by us pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination of the distribution of the Common Shares under this prospectus supplement, shall be deemed to be incorporated by reference in the registration statement relating to the Common Shares, if and to the extent expressly provided in such reports. Further, prior to the termination of the distribution of Common Shares under this prospectus supplement and to the extent that any document or information incorporated by reference in the prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which the prospectus forms a part.

Any statement contained in the prospectus, in this prospectus supplement or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in the prospectus shall be deemed to be modified or superseded for purposes of this prospectus supplement and the prospectus, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

CENOVUS ENERGY INC.

Cenovus is a Canadian integrated energy company headquartered in Calgary, Alberta, with our common shares and outstanding warrants listed on the TSX and the NYSE and our outstanding preferred shares on the TSX. As of the date of this prospectus supplement, Cenovus is the third largest Canadian-based oil and natural gas producer and the second largest Canadian refiner and upgrader, with operations in Canada, the United States and the Asia Pacific region. Our upstream operations include oil sands projects in northern Alberta, thermal and conventional crude oil, natural gas and natural gas liquids (“NGLs”) projects across Western Canada, crude oil production offshore Newfoundland and Labrador and natural gas and NGLs production offshore China and Indonesia. Our downstream operations include upgrading, refining and retail operations in Canada and the United States.

Our operations involve activities across the full value chain to develop, transport, produce and market crude oil and natural gas in Canada and internationally. Our physically integrated upstream and downstream operations help us mitigate the impact of volatility in light-heavy crude oil differentials and contributes to our bottom line by capturing value from oil and gas production through to the sale of finished products like transportation fuels. Our strategy is focused on maximizing shareholder value through cost leadership and realizing the best margins for our products.

On January 1, 2021, Cenovus completed the Husky Arrangement pursuant to which holders of common shares of Husky received 0.7845 of a common share of Cenovus and 0.0651 of a Cenovus common share purchase warrant in respect of each common share of Husky held. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms. On March 31, 2021, Cenovus and Husky amalgamated under the provisions of the CBCA and continued to operate as “Cenovus Energy Inc.”.

Our registered and head office is located at 4100, 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5. Our Common Shares are listed for trading on the TSX and the NYSE under the trading symbol “CVE”.

RECENT DEVELOPMENTS

On September 20, 2021, we announced that Cenovus had issued notices to redeem, on October 20, 2021, all of the 3.950% notes due 2022 and 3.000% notes due 2022 that remained outstanding following the completion of the Any and All Tender Offer (as defined herein).

On September 13, 2021, we completed the Senior Note Offering (as defined herein). Additionally, Cenovus repurchased the Any and All Notes (as defined herein) pursuant to the Any and All Tender Offer, which expired on September 15, 2021, and repurchased the Existing Notes (as defined herein) pursuant to the Maximum Tender Offer (as defined herein), which expired on October 6, 2021. See “Consolidated Capitalization”.

On September 8, 2021, we announced that we entered into agreements to restructure our working interests in the Terra Nova and White Rose projects. Pursuant to the agreements, we will increase our working interest in Terra Nova from 13% to 34%, with an expected cash outlay of approximately $60 million to first oil, net to Cenovus, including funding from the Government of Newfoundland and Labrador. As a result of the Terra Nova restructuring, Cenovus expects to receive $78 million towards future asset retirement obligations, extend the life of the field to 2033 and reach gross production of approximately 29,000 bbls/d in 2023 following resumption of operations prior to the end of 2022. A decision is expected to be made by mid-2022 as to whether West White Rose will be restarted and, if so, Cenovus expects to reduce its stake in the original field from 72.5% to 60% and from 68.875% to 56.375% in the satellite extensions.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed the AIF, Annual MD&A, Interim MD&A, the Joint Circular, and certain other documents incorporated by reference or deemed to be incorporated by reference in the prospectus, which risk factors are incorporated by reference in the prospectus, which risk factors are incorporated by reference herein. Holders of Warrants and Cenovus Replacement Options should consider carefully the risk factors set forth below, as well as the other information contained in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Common Shares or Warrants, could be materially adversely affected.

Risks Associated with the Warrants

Warrantholders will experience dilution if we issue additional Common Shares in future offerings or under outstanding convertible securities. Until Warrantholders exercise their Warrants to acquire a Common Share, they will have no rights with respect to Common Shares, including rights to dividend payments, to vote or to respond to tender offers. Upon exercise of their Warrants, Warrantholders will be entitled to exercise the rights of a holder of Common Shares only as to matters for which the record date occurs after the exercise date.

You Might Have Difficulty Enforcing your Rights Against us and our Directors and Officers.

We are a corporation incorporated under and governed by the CBCA. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, are residents of Canada or otherwise reside outside of the United States and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States.

We have appointed an agent for service of process in the United States, but it may be difficult for Warrantholders and holders of Cenovus Replacement Options who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for Warrantholders and holders of Cenovus Replacement Options who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Use of Proceeds

Cenovus currently intends to allocate the net proceeds received from the exercise of any Warrants as described under “Use of Proceeds” in this prospectus supplement. However, management will have discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in “Use of Proceeds” if it is believed it would be our best interests to do so as circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on our business.

USE OF PROCEEDS

From time to time, if and when the Warrants are exercised, we will receive proceeds equal to the aggregate exercise price of such Warrants. Since their initial issuance on January 1, 2021, we have received aggregate gross proceeds of $1.4 million from the exercise of Warrants. In the event that all of the Warrants outstanding are exercised prior to the Expiry Date, and that no adjustment based on the anti-dilution provisions contained in the Warrant Indenture has taken place which would impact the amount of proceeds we would receive on exercise of such Warrants, the gross proceeds to us from the exercise of all of the Warrants outstanding will be approximately $426.5 million. Some or all of the Warrants outstanding may never be exercised and there is no guarantee that we will receive these proceeds. We expect that we will use the proceeds from the exercise of Warrants, if any, for working capital and general corporate purposes.

CONSOLIDATED CAPITALIZATION

Since June 30, 2021, there have been no material changes in our share and loan capital, on a consolidated basis, other than: (i) the issuance of US$1,250,000,000 in senior notes, consisting of US$500,000,000 of 2.650% senior unsecured notes due 2032 and US$750,000,000 of 3.750% senior unsecured notes due 2052 pursuant to a public offering in the United States completed on September 13, 2021 (the “Senior Note Offering”); (ii) the repurchase of US$253,901,000 aggregate principal amount of outstanding 3.950% notes due 2022, which were issued on March 22, 2012 and US$321,417,000 aggregate principal amount of outstanding 3.000% notes due 2022, which were issued on August 17, 2012 (collectively, the “Any and All Notes”), pursuant to a cash tender offer (the “Any and All Tender Offer”) for any and all outstanding Any and All Notes, which expired on September 15, 2021; and (iii) the repurchase on September 24, 2021 of US$334,712,000 aggregate principal amount of outstanding 3.800% notes due 2023, which were issued on August 15, 2013, US$481,224,000 aggregate principal amount of outstanding 4.000% notes due 2024, which were issued on March 17, 2014, US$334,326,000 aggregate principal amount of outstanding 5.375% notes due 2025, which were issued on July 30, 2020 (collectively, the “Existing Notes”), pursuant to a cash tender offer for up to US$1,250,000,000 maximum aggregate purchase price of outstanding Existing Notes, 4.250% senior notes due 2027, which were issued on April 7, 2017 and 4.400% notes due 2029, which were issued on March 15, 2019 (the “Maximum Tender Offer” and, together with the Any and All Tender Offer, the “Tender Offers”), which expired on October 6, 2021. The net proceeds from the Senior Notes Offering were used to partially finance the Tender Offers.

TERMS OF THE WARRANTS

In this section only, “Cenovus”, “we”, “us”, or “our” refer only to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates.

The Warrants were created and issued pursuant to the terms of the warrant indenture between Cenovus and Computershare Trust Company of Canada, as warrant agent under the Warrant Indenture (as may be substituted in accordance with the terms of the Warrant Indenture, the “Warrant Agent”) dated January 1, 2021 (the “Warrant Indenture”), governing the creation and issuance of the Warrants.

The following is a summary of certain provisions of the Warrant Indenture and is qualified in its entirety by the full text of the Warrant Indenture, which is available under Cenovus’s profile on SEDAR at www.sedar.com. Warrantholders are urged to read the Warrant Indenture in its entirety. The Warrant Indenture has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC.

Each whole Warrant is exercisable for one Common Share upon payment of the exercise price of $6.54 per Common Share, subject to adjustment in accordance with the terms of the Warrant Indenture, at any time before the Expiry Date, after which time the Warrants will expire and become null and void.

The Warrant Indenture provides for customary adjustments to the number of Common Shares issuable upon exercise of the Warrants and/or to the exercise price in effect for the Warrants upon the occurrence of certain events, including: (a) subdivision, redivision or change of Common Shares into a greater number of Common Shares; (b) reduction, combination or consolidation of the outstanding Common Shares into a smaller number of Common Shares; (c) the issuance of Common Shares or securities exchangeable for, or convertible into, Common Shares at no additional cost to the holders of all or substantially all of the issued and outstanding Common Shares by way of a stock dividend or other distribution (other than an issuance or distribution of Common Shares in lieu of a cash dividend paid in the ordinary course); (d) the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per Common Share) of less than 95% of the current market price for Common Shares on such record date; and (e) the distribution to all or substantially all of the holders of Common Shares of evidences of indebtedness or cash, securities or any property or other assets (other than a cash dividend paid in the ordinary course).

The Warrant Indenture provides for adjustment in the class and/or number of securities issuable upon exercise of the Warrants and/or to the exercise price for the Warrants upon the occurrence of the following additional events: (a) the reclassification of the Common Shares; (b) the consolidation, amalgamation, arrangement or merger of Cenovus with or into another entity; or (c) the sale or conveyance of the property and assets of Cenovus as an entirety or substantially as an entirety to any other entity.

So long as any Warrant remains outstanding, Cenovus will give notice to Warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 10 business days prior to the record date of such event.

The Warrant Indenture provides that, from time to time, Cenovus and the Warrant Agent may amend or supplement the Warrant Indenture for certain purposes, without the consent of the Warrantholders, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any amendment or supplement to the Warrant Indenture that would prejudice the rights of the Warrantholders may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (a) passed at a meeting of the registered Warrantholders at which there are registered Warrantholders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to the lack of quorum, in which case the requirement for a quorum at such adjourned meeting shall not apply) and passed by the affirmative vote of the registered Warrantholders representing not less than 66 2⁄3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted upon such resolution; or (b) adopted by an instrument in writing signed by registered Warrantholders representing not less than 66 2⁄3% of the aggregate number of all the then outstanding Warrants.

The Warrant Indenture provides that the Warrant Agent may, at any time and from time to time, and shall (a) on receipt of a written request of Cenovus or of a written request signed in one or more counterparts by registered Warrantholders entitled to acquire in the aggregate not less than 25% of the aggregate number of Common Shares which could be acquired pursuant to all Warrants then outstanding and unexercised, and (b) upon receiving sufficient funds to cover any costs and expenses and being indemnified to its reasonable satisfaction by Cenovus or by the registered Warrantholders signing such Warrantholders’ request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the registered Warrantholders.

No U.S. Person (as that term is defined by Regulation S under the U.S. Securities Act), person within the United States or person holding Warrants for the account or benefit of a U.S. Person or person within the United States is permitted to exercise Warrants during any period of time prior to the expiration date of the Warrants during which a registration statement under the U.S. Securities Act, relating to the Common Shares underlying the Warrants, is not effective. Under the Warrant Indenture, Cenovus has agreed to use its best efforts to maintain a registration statement relating to the Common Shares underlying the Warrants, effective until the earlier of 4:30 p.m. (Calgary Time) on the Expiry Date or such time as no Warrants remain outstanding (provided, however, that nothing shall prevent Cenovus’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume Cenovus’s obligations under the Warrant Indenture). If a registration statement under the U.S. Securities Act is not effective during such period of time, Cenovus will notify the Warrantholders in the United States, in accordance with the Warrant Indenture.

Warrantholders do not have any voting rights or any other rights which a holder of Common Shares would have (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions). Warrantholders do not have any pre-emptive rights to acquire securities of Cenovus.

DESCRIPTION OF THE COMMON SHARES

Cenovus is authorized to issue an unlimited number of Common Shares. As at October 6, 2021, there were 2,017,641,600 Common Shares issued and outstanding.

The holders of Common Shares are entitled to: (i) receive dividends if, as and when declared by Cenovus’s board of directors (the “Board”); (ii) receive notice of, to attend and to vote on the basis of one vote per Common Share held, at all meetings of shareholders; and (iii) participate in any distribution of Cenovus’s assets in the event of liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

The declaration of dividends is at the sole discretion of the Board and is considered each quarter. All dividends will be reviewed by the Board and may be increased, reduced or suspended from time to time. Our ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, our financial performance, our debt covenants and obligations, our ability to meet our financial obligations as they come due, our working capital requirements, our future tax obligations, our future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in this prospectus.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol “CVE”. The following table sets out information concerning the monthly price ranges and trading volumes of the Common Shares as reported by the TSX and the NYSE, as applicable, for the periods indicated. On October 6, 2021, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSX was $13.31 and on the NYSE was US$10.57.

	TSX				NYSE
	Share Price Trading Range				Share Price Trading Range
	High(1)	Low(1)	Close(1)	Share Volume(2)	High(3)	Low(3)	Close(3)	Share Volume(4)
	($ per share)			(thousands)	(US$ per share)			(thousands)
2020
October	5.52	4.15	4.36	339,354	4.21	3.15	3.28	194,243
November	7.27	4.32	6.44	287,148	5.57	3.26	4.96	159,416
December	8.21	6.40	7.75	268,814	6.44	4.94	6.04	170,007
2021
January	8.78	7.12	7.55	336,096	6.92	5.57	5.91	229,394
February	9.64	7.62	9.42	315,831	7.72	5.95	7.41	207,732
March	10.77	9.25	9.44	305,226	8.57	7.33	7.52	224,132
April	10.22	9.03	9.57	191,026	8.15	7.16	7.77	140,652
May	10.25	8.89	10.09	245,174	8.47	7.35	8.13	198,893
June	12.86	10.29	11.86	324,569	10.55	8.52	9.58	241,090
July	12.40	9.62	10.41	213,947	9.98	7.53	8.34	191,044
August	10.69	9.23	10.47	195,840	8.62	7.20	8.28	187,555
September	13.03	10.43	12.77	280,934	10.29	8.18	10.06	174,274
October 1 – 6	13.73	12.67	13.31	68,259	10.93	10.00	10.57	48,581

Notes:

(1)	As reported by the TSX.
(2)	As reported by all Canadian marketplaces. Source: Bloomberg.
(3)	As reported by the NYSE.
(4)	As reported by all U.S. marketplaces. Source: Bloomberg.

On January 6, 2021, the Warrants were listed and posted for trading on the TSX under the symbol “CVE.WT” and on the NYSE under the symbol “CVE WS”. The following table sets out information concerning the monthly price ranges and trading volumes of the Warrants as reported by the TSX and the NYSE, as applicable, for the periods indicated. On October 6, 2021, the last trading day prior to the date of this prospectus supplement, the closing price of the Warrants on the TSX was $7.95 and on the NYSE was US$6.30.

	TSX				NYSE
	Warrant Price Trading Range				Warrant Price Trading Range
	High(1)	Low(1)	Close(1)	Volume(2)	High(3)	Low(3)	Close(3)	Volume(4)
	($ per share)			(thousands)	(US$ per share)			(thousands)
2021
January 6 – 31	4.73	3.41	3.55	3,851	3.53	2.65	2.75	304
February	4.98	3.50	4.77	2,436	4.15	2.69	3.79	729
March	5.70	4.59	5.00	2,047	4.62	3.65	4.01	766
April	5.33	4.70	5.00	703	4.27	3.79	4.15	269
May	5.49	4.71	5.16	1,938	4.58	3.81	4.16	289
June	7.45	5.25	6.70	1,141	6.10	4.28	5.48	275
July	7.20	5.26	6.00	596	5.97	4.19	4.84	465
August	6.13	5.27	5.77	403	4.90	4.12	4.65	103
September	7.50	5.44	7.48	656	5.90	4.39	5.90	112
October 1 – 6	8.25	7.21	7.95	293	6.57	5.77	6.30	17

Notes:

(1)	As reported by the TSX.
(2)	As reported by all Canadian marketplaces. Source: Bloomberg.
(3)	As reported by the NYSE.
(4)	As reported by all U.S. marketplaces. Source: Bloomberg.

PRIOR SALES

The following table summarizes the Common Shares or securities convertible into Common Shares that Cenovus issued during the 12-month period prior to the date of this prospectus supplement:

Date of Issue	Security		Price per Security ($)		Number of Securities
January 1, 2021	Common Shares	(1)	7.75	(2)	788,517,905
January 1, 2021	Warrants	(3)	6.54	(4)	65,433,323
January 1, 2021	Options	(5)	15.31	(6)	14,812,615
Between October 1, 2020 and October 6, 2021	Common Shares	(7)	6.54		214,597
Between October 1, 2020 and October 6, 2021	Common Shares	(8)	9.07		34,135
Between October 1, 2020 and October 6, 2021	Options	(9)	8.89	(6)	6,344,629

Notes:

(1)	Common Shares issued on the effective date of the Husky Arrangement.
(2)	Represents the closing price of the Common Shares on the TSX on December 31, 2020.
(3)	Warrants issued on the effective date of the Husky Arrangement.
(4)	Represents the exercise price of the Warrants.
(5)	Cenovus Replacement Options issued on the effective date of the Husky Arrangement.
(6)	Represents the weighted average exercise price per option.
(7)	Common Shares issued on the exercise of Warrants.
(8)	Common Shares issued on the exercise of options (including Cenovus Replacement Options).
(9)

Options granted pursuant to the employee stock option plan of Cenovus. Option holders are entitled to receive the number of Common Shares that could be acquired with the excess value of the market price at the time of exercise over the exercise price of the option.

PLAN OF DISTRIBUTION

This prospectus supplement relates to the issuance of: (i) up to 65,216,310 Common Shares, issuable from time to time, on exercise of 65,216,310 Warrants; (ii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Indenture governing the Warrants – see “Terms of the Warrants”; and (iii) up to 23,667 Common Shares issuable to certain former employees of Husky upon the exercise of the Cenovus Replacement Options.

This prospectus supplement registers the issuance of the securities to which it relates under the U.S. Securities Act, in accordance with the MJDS. This prospectus supplement does not qualify the distribution of the Common Shares underlying the Warrants or the Cenovus Replacement Options in any province or territory of Canada.

The Common Shares to which this prospectus supplement relates will be issued directly by us to Warrantholders and holders of Cenovus Replacement Options, as applicable, upon the exercise of such Warrants or Cenovus Replacement Options. No underwriters, dealers or agents will be involved in such sales.

No U.S. Person, person within the United States or person holding Warrants for the account or benefit of a U.S. Person or person within the United States may exercise the Warrants during any period of time when a registration statement covering the Common Shares underlying the Warrants is not effective. See “Terms of the Warrants”.

Pursuant to the Warrant Indenture, Cenovus has agreed to use best efforts to maintain an effective registration statement relating to the Common Shares underlying the Warrants under the U.S. Securities Act until the earlier of the Expiry Date and the date on which no Warrants remain outstanding. If a registration statement under the U.S. Securities Act is not effective during such period of time, Cenovus will notify the Warrantholders in the United States, in accordance with the Warrant Indenture.

The Cenovus Replacement Options were issued to holders of Husky Stock Options in the Husky Arrangement, pursuant to the Assumed Husky Plan, on the terms and conditions set forth in the Arrangement Agreement. We will pay all of the costs of the issuance of Common Shares upon the exercise of Cenovus Replacement Options by Former Husky Employees, other than any exercise price of any Cenovus Replacement Option. No commissions, discounts, concessions or other compensation will be paid to any underwriter or broker-dealer in connection with such issuance. For a description of the Assumed Husky Plan, see “Annex A – Form of Plan Prospectus”. The decision to exercise the Cenovus Replacement Options or to otherwise receive Common Shares on the vesting of any Cenovus Replacement Option must be made pursuant to each Former Husky Employee’s evaluation of his or her best interests. The board of directors of Cenovus does not make any recommendation to holders of Cenovus Replacement Options.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations applicable to the ownership and disposition of the Common Shares by a U.S. Holder, as defined below, that acquires the Common Shares upon the exercise of the Warrants. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, 10 percent or more of the total combined voting power of all classes of Cenovus shares entitled to vote, or 10 percent or more of the total value of shares of all classes of Cenovus shares. In addition, this discussion of the U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as: financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; insurance companies; persons holding Warrants and the Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquired Warrants or Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services; U.S. expatriates; persons subject to the alternative minimum tax; persons that generally mark their securities to market for U.S. federal income tax purposes; dealers or traders in securities or currencies; or holders whose functional currency is not the U.S. dollar.

This discussion does not address estate and gift tax, any U.S. federal tax other than income tax, or tax consequences under any state, local or non-U.S. laws.

For purposes of this section, a “U.S. Holder” is a beneficial owner of the Warrants or Common Shares that is: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any arrangement classified as a partnership for U.S. federal tax purposes) or other pass-through entity is a beneficial owner of the Warrants or Common Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner (or other owner) of a pass-through entity or arrangement treated as a partnership for U.S. federal tax purposes that acquires Warrants or Common Shares is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Warrants or Common Shares.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Cenovus has not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As discussed below, Cenovus believes that it is not currently a PFIC, and this discussion assumes that Cenovus is not a PFIC (as defined herein), as discussed below under “Passive Foreign Investment Company Considerations”.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Warrants or Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Warrants or Common Shares.

Exercise of Warrants

A U.S. Holder generally should not recognize gain or loss on the exercise of a Warrant and related receipt of a Common Share. A U.S. Holder’s initial tax basis in the Common Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, a U.S. Holder’s holding period for the Common Share received on the exercise of a Warrant should generally begin on the date following the date of exercise of the Warrant, and should not include any period for which the U.S. Holder held the Warrant.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Considerations”.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by Cenovus (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of Cenovus’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by Cenovus in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by Cenovus will not be eligible for the dividends received deduction allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada meets these requirements, and Cenovus believes that it is eligible for the benefits of this treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that the Common Shares will be readily tradable on an established securities market in the United States; however, there can be no assurance that the Common Shares will be considered readily tradable on an established securities market in the United States in future years. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute dividends eligible for the reduced rates of taxation described above. Instead, such dividends would be subject to tax at ordinary income rates and to additional rules described below under “Passive Foreign Investment Company Considerations”.

To the extent that a distribution exceeds the amount of Cenovus’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in the Common Shares held by such U.S.

Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain (or loss) recognized on a sale, exchange or other taxable disposition (as discussed below). However, Cenovus does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distributions by Cenovus with respect to the Common Shares will be treated as dividends for U.S. federal income tax purposes.

In general, any Canadian withholding tax imposed on dividend payments in respect of the Common Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income).

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The availability of foreign tax credits is subject to various complex limitations. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Common Shares. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Common Shares for more than one year. For individual U.S. Holders, long-term capital gains are currently subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, realized upon a sale, exchange or other taxable disposition of the Common Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of the Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

Passive Foreign Investment Company Considerations

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company (“PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

Cenovus expects that it should not be a PFIC for its current taxable year and does not anticipate becoming a PFIC in the future. The determination of PFIC status for any year is very fact specific, being based on the types of income Cenovus earns and the types and value of Cenovus’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge

Cenovus’s classification. Accordingly, it is possible that Cenovus may be classified as a PFIC in a past year, in the current taxable year, or in future years. If Cenovus is classified as a PFIC in any year during which a U.S. Holder holds the Common Shares, Cenovus generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether Cenovus continues to meet the income or asset test discussed above.

If Cenovus were classified as a PFIC in any taxable year during which a U.S. Holder owns Warrants or Common Shares, adverse tax consequences could apply to such U.S. Holder, as noted above. Certain elections may be available to U.S. Holders of Common Shares, which are not available to U.S. Holders of Warrants, that may mitigate some of the adverse consequences that would result if Cenovus were to be treated as a PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investments in Warrants and Common Shares and the availability and decision to make a protective election.

As discussed above in “Distributions,” notwithstanding any election made with respect to the Common Shares, if Cenovus is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Common Shares will not qualify for reduced rates of taxation.

Receipt of Foreign Currency

The gross amount of any dividend distribution that a U.S. Holder must include in income will be the U.S. dollar amount of the payments made in a currency other than U.S. dollars, calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes, and will not be eligible for the special tax rate applicable to qualified dividend income. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of the Warrants or Common Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of the Warrants or Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of the Warrants or Common Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Securities. U.S. Holders should also be aware that if Cenovus were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Warrants, the Common Shares and their particular situations.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN WARRANTS OR COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to Canadian law in connection with the distribution of the Common Shares issuable from time to time upon exercise of the Warrants have been passed upon for us by Bennett Jones LLP, Calgary, Alberta. Certain legal matters relating to United States law in connection with the distribution of the Common Shares issuable from time to time upon exercise of the Warrants have been passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

AGENT FOR SERVICE OF PROCESS

Mr. Keith M. Casey, Mr. Canning K.N. Fok, Mr. Richard J. Marcogliese, Mr. Frank J. Sixt and Ms. Rhonda I. Zygocki are directors of Cenovus who reside outside of Canada. Each of the foregoing directors has appointed us as their agent for service of process in Canada at 4100, 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITORS

Our independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 8, 2021 in respect of our Consolidated Financial Statements which comprise the Consolidated Balance Sheets as at December 31, 2020 and December 31, 2019 and the Consolidated Statements of Earnings (Loss), Comprehensive Income (Loss), Shareholders’ Equity and Cash Flows for the years ended December 31, 2020, 2019, and 2018 and our internal control over financial reporting as at December 31, 2020. PricewaterhouseCoopers LLP has advised that they are independent with respect to Cenovus within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

The audited consolidated financial statements of Husky, together with the notes thereto and the reports of Husky’s auditor thereon incorporated by reference in the prospectus have been audited by KPMG LLP, an independent auditor. KPMG LLP has advised that they were independent with respect to Husky within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they were independent accountants with respect to Husky under all relevant U.S. professional and regulatory standards.

EXPERTS

Information relating to our reserves in the AIF and the Joint Circular was prepared by GLJ Ltd. and McDaniel & Associates Consultants Ltd., as independent qualified reserves evaluators. As of the date of this prospectus supplement, the partners, employees and consultants of GLJ Ltd. and the partners, employees and consultants of McDaniel & Associates Consultants Ltd., in each case, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

Information relating to Husky’s reserves incorporated by reference in the prospectus has been audited and opined on by Sproule Associates Limited as an independent qualified reserves auditor. As of the date of this prospectus supplement, the partners, employees and consultants of Sproule Associates Limited, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

ANNEX A – FORM OF PLAN PROSPECTUS

Participant Information Statement

CENOVUS ENERGY INC.

Cenovus Energy Inc.

Husky Energy Inc. Incentive Stock Option Plan, as amended

[        ] Common Shares (no par value)

THE HUSKY ARRANGEMENT

On October 24, 2020, Cenovus Energy Inc. (“Cenovus” or the “Company”) and Husky Energy Inc. (“Husky”) agreed to the definitive terms of a transaction to combine the two companies pursuant to the terms and conditions of the Arrangement Agreement (the “Arrangement Agreement” and such transaction, the “Husky Arrangement”). Pursuant to the Arrangement Agreement, Cenovus agreed to acquire all of the issued and outstanding shares of Husky common stock (“Husky Common Shares” under a court-approved Plan of Arrangement in accordance with the provisions of the Business Corporations Act (Alberta), RSA 2000, c B-9, as amended (the “ABCA”). At the effective time of the Husky Arrangement (the “Effective Time”), a portion of the Husky Common Shares held by each Husky common shareholder were exchanged for common share purchase warrants of Cenovus (“Cenovus Warrants”) and the remaining portion of the Husky Common Shares were exchanged for shares of Cenovus common stock such that, in aggregate, each Husky common shareholder received 0.7845 of a share of Cenovus common stock (“Cenovus Common Share” or “Common Share”) and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share held. Each whole Cenovus Warrant entitles the holder thereof to acquire one Cenovus Common Share upon payment in full of the exercise price of $6.54 per Cenovus Common Share at any time until 4:30 p.m. (Calgary time) on January 1, 2026.

In connection with the Husky Arrangement, Cenovus has assumed the Husky Energy Inc. Incentive Stock Option Plan, as amended (the “Plan”).

STOCK OPTIONS WITH RESPECT TO CENOVUS SHARES

Pursuant to the Plan of Arrangement, at the Effective Time, each outstanding stock option of Husky granted under the Plan and outstanding immediately prior to the Effective Time (a “Husky Option”) was exchanged for an option to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of a Husky Option immediately prior to the Effective Time, multiplied by 0.7845, and with an exercise price per Cenovus Common Share equal to the exercise price per share of a Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent (provided that, if the foregoing calculation resulted in a holder being entitled to acquire a fraction of a Cenovus Common Share, then the number of Cenovus Common Shares subject to such replacement options was rounded down to the next lower whole number of Cenovus Common Shares).

PRIOR DOCUMENTS

Information in documents previously delivered to the optionholder that were a part of the participant information statement relating to the Plan that describes Husky or Husky Shares or relates to the incorporation of Husky filings with the U.S. Securities and Exchange Commission (the “Commission”) is superseded by the information herein. In addition, except where the context clearly requires otherwise, references in the Plan to Husky or the board of directors of Husky or any committee thereof will be deemed to refer to Cenovus, the board of directors of Cenovus or any committee thereof, as applicable.

Participant Information Statement

THIS PARTICIPANT INFORMATION STATEMENT

This participant information statement relates to Common Shares that may be issued or sold pursuant to the Plan. The Plan authorizes the issuance and sale of Common Shares as more fully described in this participant information statement. This participant information statement may be supplemented from time to time. In this participant information statement, except as otherwise indicated or as the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Cenovus.

Participants in the Plan may obtain additional information about the Plan by contacting the Corporate Secretary at the following address and telephone number: Cenovus Energy Inc., 4100, 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5, Telephone: (403) 766-2000.

For the avoidance of doubt, following the Effective Time, no further options will be granted under the Plan. The date of this participant information statement is [        ].

Participant Information Statement

This document constitutes part of a prospectus

covering securities that have been registered under the

U.S. Securities Act of 1933, as amended (the “Securities Act”)

Neither the Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Participants in the Plan are hereby notified that: (1) the following discussion is not intended or written to be relied upon, and cannot be relied upon, by participants for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (2) such discussion is written in connection with the promotion or marketing of Plan awards by the Company and (3) participants should seek advice based on their particular circumstances from their own independent tax advisors.

DESCRIPTION OF THE PLAN

The following is a summary of the material terms of the Plan. Reference is made to the text of the Plan for a more detailed description of the terms and conditions of the Plan. This participant information statement describes only the material features of the Plan and it may not contain all of the information that may be important for an optionholders’ consideration prior to exercising their options. Optionholders are encouraged to read the full text of the Plan and related option agreement for more information. In the event of any inconsistency between this participant information statement and the Plan document or related option agreement, the Plan document and related option agreement will govern. The discussion of tax matters below is only a general summary of income tax consequences arising in connection with the grant and/or exercise of optionholders’ options, and optionholders are encouraged to consult with their financial, tax and legal advisors regarding their individual circumstances.

Purpose of the Plan

The purpose of the Plan is to enable the Company, in appropriate circumstances, to offer ownership interests in the Company through options in order to assist the Company and its subsidiaries to attract and retain the services of Eligible Persons (as defined below) of outstanding ability, competence and potential. An option gives the optionholder the right to purchase a specified number of Common Shares at a specified price.

Administration

Unless otherwise directed by the Board of Directors of the Company (the “Board”), the Compensation Committee of the Board (the “Committee”) will administer the Plan. Members of the Committee are appointed by the Board and serve until their resignation from the Committee or the Board, or replacement by the Board. In addition to administering the Plan, the Committee is responsible for interpreting the Plan and determining all questions arising out of the Plan and any option granted pursuant to the Plan, which interpretations are conclusive and binding on the Company and all other affected persons unless otherwise determined by the Board.

Available Shares

The aggregate number of Cenovus Common Shares that may be issued upon the exercise of options granted under the Plan will not exceed 14,914,157.

Under the Plan, the number of Common Shares issuable to any Eligible Person under the Plan, together with the Company’s other previously established or proposed Share Compensation Arrangements (as defined in the Plan), may not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares that may be reserved for issuance pursuant to options granted to Insiders (as defined in the Plan) under the Plan, together with all of the Company’s other previously established or proposed Share Compensation Arrangements, in aggregate, may not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares that may be issued under the Plan, together with all of the Company’s other previously established or proposed Share Compensation Arrangements, within a one-year period: (a) to Insiders in aggregate, may not exceed 10% of the issued and outstanding Common Shares; and (b) to any one optionholder who is an Insider, may not exceed 1% of the issued and outstanding Common Shares.

Any Common Shares subject to an option that expires or terminates without having been fully exercised will be included back in the allotment available for future awards. No fractional Common Shares may be issued under the Plan.

Eligibility

For purposes of the Plan, Eligible Persons shall include only individuals who were officers or employees of Husky at the Effective Time or who become new employees of the Company after the Effective Time (together,

“Eligible Persons”). Non-employee directors and other non-employee contractors and third-party vendors are not eligible to participate in the Plan.

Terms and Conditions of Awards

Upon the grant of an option under the Plan, the Company will deliver to the optionholder an option agreement, dated as of the grant date, containing the terms of the option. Below is a summary of the terms of option awards under the Plan.

Exercise Price

Pursuant to the Plan of Arrangement, the exercise price of Common Shares subject to an option will be equal to the exercise price per share of a Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent.

Exercise

An option may be exercised by an optionholder as follows:

•	on and after the first anniversary of the grant date, as to 33-1/3% of the optioned shares or any part thereof;

•	on and after the second anniversary of the grant date, as to an additional 33-1/3% of the optioned shares or any part thereof; and

•	on and after the third anniversary of the grant date, as to an additional 33-1/3% of the optioned shares or any part thereof.

Notwithstanding the foregoing, the Board may determine at the time of grant that a particular option will be exercisable in whole or in part on different dates and to determine after the grant date that a particular option will be exercisable in whole or in part on earlier dates for any reason, including if the Company or any other person or company proposes to implement a transaction that would, if implemented, result in a “change of control” of the Company. For purposes of the Plan, a change of control of the Company will be deemed to have occurred if any of the following occur:

(i)

the acquisition, whether directly or indirectly, by any person or company, or any persons or companies, of voting securities of the Company which constitute, in the aggregate, more than 30% of all outstanding voting securities of the Company;

(ii)

an amalgamation, arrangement or other form of business combination of the Company with another company that results in the holders of voting securities of the other company holding, in the aggregate, 30% or more of all outstanding voting securities of the Company resulting from the business combination;

(iii)	the sale, lease or exchange of all or substantially all of the property of the Company, other than in the ordinary course of business of the Company or to a subsidiary, to another person or company.

An optionholder who wishes to exercise an option may do so by delivering a notice of exercise, together with payment sufficient to pay the exercise price for the Common Shares acquired, plus an amount necessary to cover applicable income taxes.

Where the Common Shares are listed and posted for trading on a recognized stock exchange, an optionholder may complete a notice of exercise in the form prescribed by the Committee and surrender the options unexercised to the Company in consideration for the receipt by the optionholder of an amount (the

“Settlement Amount”) equal to the excess, if any, of (a) the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such options on the date of surrender (the “Surrender Date”) over (b) the aggregate exercise price for those Common Shares pursuant to those options. The fair market value on any date of the Common Shares is determined for the purposes hereof to be the weighted average trading price of the Common Shares on such stock exchange for the five days on which board lots of the Common Shares have traded following the Surrender Date (or if there were no board lot trades on any of those days, then on the following day or days on which a board lot has traded on such exchange). The Settlement Amount is payable in cash and the Company will withhold from the Settlement Amount such amounts as may be required to be withheld according to law. As of May 6, 2015, the Plan was amended to delete a provision that provided that for each option so surrendered to the Company for a cash payment, notwithstanding that no Common Shares were issued, the number of Common Shares reserved pursuant to the Plan for issuance pursuant to the exercise of stock options would be reduced by the number of stock options so surrendered.

Not later than three Company business days after receipt of the notice and payment in full for any optioned Common Shares being exercised, the Company will direct its transfer agent to issue a certificate in the name of the optionholder (or, if deceased, his or her estate) for the number of optioned Common Shares purchased by the optionholder (or his or her estate), which will be issued as fully paid and non-assessable Common Shares.

Term of Options

In general, the term of each option will be five years from the grant date, subject to the right of the Board to determine at the time of grant that a particular option will have a shorter or longer term. No option may have a term exceeding ten years. Further, in the event that an option expires on a date during, or within five days of the expiration of, a trading blackout period applicable to the optionholder (such trading blackouts are set out in the Company’s Policy on Disclosure & Employee Trading, the expiration date will be extended to that date which is five business days following the lifting of the blackout period.

An option will expire immediately upon the optionholder ceasing to be an Eligible Person under the Plan as a result of being dismissed from his or her office or employment for cause, including where such Eligible Person resigns his or her office or employment after being requested to do so by the Company as an alternative to being dismissed or terminated for cause.

Subject to the earlier expiration of an option on its applicable expiration date, an option will also expire in the following events and manners:

•

if an optionholder resigns his or her office or employment (except where such resignation is requested by the Company) or he or she is dismissed without cause, the portion of the option that is exercisable at the date of termination, excluding any notice period, may be exercised by the optionholder during the period ending ninety (90) days after the date of termination, but no other future options are exercisable;

•

if an optionholder retires and is not LTI Plan Retirement Eligible or his or her employment is terminated due to permanent disability, the portion of the option that is exercisable at the date of retirement or termination may be exercised by the optionholder during the period ending ninety (90) days after the date of retirement or termination;

•	if an optionholder retires and is LTI Plan Retirement Eligible,

(i)

any unvested options held by the optionholder shall continue to vest in accordance with their terms and may be exercised along with all of the optionholder’s other vested options by the optionholder during the period ending ninety (90) days after the date the last of the optionholder’s options vest in accordance with their terms; and

(ii)

notwithstanding section (i), any options granted to the optionholder in the year of his retirement (“New Options”) shall vest in accordance with their terms only as to that number of New Options equal to A x B/12 where:

A =	the number of New Options granted in the calendar year of the optionholder’s retirement;

B =	the number of completed months in the calendar year that the New Options were granted that the optionholder was an employee of the Company;

provided that if the optionholder has been an employee of the Company for less than six (6) months of the calendar year in which the New Options were granted then none of the New Options shall vest and the New Options shall expire and terminate on the date of retirement; and

•

if an optionholder dies, any unvested options shall vest as at the date of death of the optionholder and may be exercised by the legal personal representatives of the optionholder during the period ending twelve (12) months after the death of the optionholder.

“LTI Plan Retirement Eligible” means the Eligible Person is one of the following:

(i)	is age 65 or older; or

(ii)

is age 55 to 64 and both the Chief Executive Officer and the Senior Vice President, Human & Corporate Resources of the Company have approved, on an exceptions basis, prior to the date of discontinuance of employment, the Eligible Person’s discontinuance of employment with the Company as a retirement for purposes of the Plan.

Amendments and Termination

The Board may at any time and from time to time, without the requirement of shareholder approval, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of options granted pursuant to the Plan, subject to any required approval of any regulatory authority or stock exchange, including, without limitation, where the amendment:

•	is to alter, extend or accelerate the terms and conditions of vesting applicable to any option;

•	is to amend the exercise price of any option (other than reductions of the exercise price of options granted to Insiders);

•	is to amend the expiration date of any option (other than extensions of options granted to Insiders);

•	amends or modifies the mechanics of exercise of any option; or

•	changes the termination provisions of an option or the Plan which does not entail an extension beyond the original expiration date.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any option or any right remains outstanding. Notwithstanding the termination of the Plan, the Board will remain able to make amendments to the Plan or the options as they would have been entitled to make if the Plan were still in effect.

Non-Assignable

Except for exercises by the legal representatives of an optionholder that has died, an option may be exercised only by the optionholder and may not be assigned.

Rights of Participants

An optionholder does not have any rights as a shareholder of the Company except for those rights acquired through the exercise of his or her options in accordance with their terms. Nothing in the Plan or in any option agreement will confer on any optionholder any right to remain as an officer or employee of the Company or any subsidiary.

Adjustments

The number of Common Shares delivered to an optionholder upon exercise of an option will be adjusted upon the occurrence of certain events, as detailed in the Plan, involving (i) changes to the number of shares or attributes of the Company’s Common Shares; (ii) the distribution to all shareholders of other securities or property or assets of the Company; or (iii) specified other corporate transactions.

Any adjustments to the Common Shares underlying the options will take effect at the time of the event giving rise to the adjustment and will be cumulative. However, the Company will not be required to issue fractional Common Shares or other securities under the Plan and any fractional interest in a Common Share or other security that would otherwise be delivered upon the exercise of an option will be cancelled.

WITHHOLDING TAX

To the extent that the Company is required to withhold federal, provincial, state, local or foreign taxes in connection with any payment made to, or benefit realized by, an optionholder or other person under the Plan, the Company will require that the optionholder or such other person make arrangements satisfactory to the Company for satisfying such withholding obligation prior to the receipt of such payment or the realization of such benefit.

EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

The Plan is neither qualified under Section 401(a) of the Code, nor subject to any provision of the U.S. Employee Retirement Income Security Act of 1974, as amended.

REOFFERS AND RESALES

Common Shares purchased upon exercise of options granted under the Plan may be resold freely, except that any participant or any other person who is deemed to be an “affiliate” of the Company within the meaning of the Securities Act and the rules and regulations promulgated thereunder may not sell Common Shares acquired upon exercise of options granted under the Plan unless those Common Shares have been registered by the Company under the Securities Act for resale by such affiliate or an exemption from registration under the Securities Act is available. Rule 144 under the Securities Act provides an exemption from registration provided certain limitations on the manner of sale and the amount of Common Shares sold are observed. An individual who is not an executive officer, director or 10% shareholder of the Company generally would not be deemed to be an “affiliate” of the Company.

Any officer acquiring Common Shares upon the exercise of options granted under the Plan, or selling Common Shares, should consult with legal counsel and the Company prior to exercising options or selling Common Shares. Such exercises or sales may implicate securities laws other than Rule 144, including Rule 10b-5 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and applicable U.S. and Canadian insider trading requirements.

CERTAIN INCOME TAX CONSIDERATIONS FOR UNITED STATES PERSONS

The following is a brief summary of some of the federal income tax consequences of stock options under the Plan based on U.S. federal income tax laws for individuals subject to tax in the United States. This summary is not intended to be complete and does not describe state or local tax consequences.

Tax Consequences to Participants

It is anticipated that neither the grant nor the vesting of a stock option will be a taxable event for a U.S. option holder. In general, a U.S. option holder will realize ordinary income upon the exercise of the option equal to the excess of the then fair market value of the Common Shares acquired pursuant to such exercise over the exercise price paid for such Common Shares. Upon a subsequent sale of the Common Shares, the option holder will realize capital gain equal to the excess of the selling price over the fair market value of the Common Shares on the option exercise date. If the option is surrendered in exchange for cash (instead of being exercised), the U.S. option holder will realize ordinary income equal to the amount of cash received in the exchange.

Tax Consequences to the Company or Subsidiary

To the extent that an optionholder recognizes ordinary income in the circumstances described above, the subsidiary for which the participant performs services will generally be entitled to a corresponding deduction for U.S. tax purposes.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Commission allows the Company to “incorporate by reference” in this participant information statement the information it files with the Commission, which means that the Company can disclose important information to optionholders by referring to those documents. The information incorporated by reference is an important part of this participant information statement, and information that the Company files later with the Commission will automatically update and supersede the information contained in or incorporated by reference in this participant information statement. The Company incorporates by reference the following documents:

•	The Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2020, filed with the Commission on February 9, 2021;

•

The portions of the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on January 4, 2021, January 11, 2021, January 12, 2021, March 26, 2021, May 7, 2021, July 29, 2021 and September 10, 2021;

•

The description of the common shares set forth in the Company’s Registration Statement on Form F-10 filed pursuant to Section 12 of the Exchange Act, as amended, on October 7, 2021, and any amendment or report filed for the purpose of updating such description.

In addition, all of the Company’s reports filed with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to filing post-effective amendments to the Company’s Registration Statement on Form S-8 (Commission File No. 333-251886) relating to the Plan that indicate that all securities offered have been sold or that deregister all securities then remaining unsold will be deemed to be incorporated by reference in this participant information statement and to be a part hereof from the date of filing of such reports.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this participant information statement to the extent that a statement contained in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded may not be deemed, except as not modified or superseded, to constitute a part of this participant information statement.

ADDITIONAL INFORMATION

Additional information about the Plan and the Company may be obtained from, and copies of the following documents or reports will be furnished without charge upon written or oral request to: Cenovus Energy Inc., attention: Corporate Secretary, 4100, 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5, Telephone: (403) 766-2000:

•

documents or reports incorporated by reference into this participant information statement, excluding exhibits to such documents or reports unless such exhibits are specifically incorporated by reference into such documents or reports;

•	the Company’s annual report for the latest fiscal year; and

•	all reports, management information circulars and other communications distributed by the Company to its shareholders.

The Company will make available upon request to all participants in the Plan copies of all reports, management information circulars and other communications distributed to the Company’s shareholders generally.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	October 7, 2021

Cenovus Energy Inc.

US$5,000,000,000

Debt Securities

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Share Purchase Contracts

Units

We may from time to time offer and sell our debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “debt securities”), common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units (collectively, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units are referred to in this prospectus as the “Securities”) having an aggregate offering amount of up to US$5,000,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) during the 25-month period that this prospectus, including any amendments hereto, remains valid. Certain current or future holders of common shares (collectively, the “Selling Securityholders”) may also offer and sell certain Securities from time to time pursuant to this prospectus. See “Selling Securityholders”.

Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements. The Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law. We will provide the specific terms of the Securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest in any of the Securities.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which are generally accepted accounting principles (“GAAP”) in Canada. Our financial statements, which are subject to United States auditing and auditor independence standards, may not be comparable to financial statements of United States companies.

Certain data relating to our reserves included in or incorporated by reference in this prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See “Note Relating to Reserves Disclosure”.

Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because we are organized under the laws of Canada. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. See “Enforceability of Civil Liabilities”.

Investment in the Securities involves certain risks that should be considered by a prospective purchaser. See “Risk Factors” along with the risk factors described in the applicable prospectus supplement pertaining to a distribution of Securities and the risk factors described in the documents incorporated by reference in this prospectus and any applicable prospectus supplement. See “Where You Can Find More Information”.

We may sell the Securities and the Selling Securityholders may sell certain Securities to or through underwriters or dealers, directly to one or more purchasers or through agents. See “Plan of Distribution”. This prospectus may qualify an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) (an “at-the-market distribution”), provided that the requirements of Part 9 of NI 44-102 are complied with in connection with the filing of a prospectus supplement for an at-the-market distribution. The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us and/or the Selling Securityholders in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the public offering price, the proceeds to us and/or the Selling Securityholders, any fees, discounts or other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices, including at-the-market distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us or any Selling Securityholders. See “Plan of Distribution”.

Subject to applicable laws, in connection with any offering of Securities, the underwriters or agents, as the case may be, may over-allot or conduct transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at levels other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’ over-allocation position acquires those securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the overallotment option or secondary market purchases. However, no underwriter or dealer involved in an at-the-market distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See “Plan of Distribution”.

Our common shares are listed on the TSX and the NYSE under the symbol “CVE”. On October 6, 2021, the last completed trading day prior to the date of this prospectus, the closing price of the common shares on the

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TSX and NYSE was $13.31 and US$10.57 per common share, respectively. Our outstanding preferred shares, Series 1, Series 2, Series 3, Series 5 and Series 7 are listed on the TSX under the symbols “CVE.PR.A”, “CVE.PR.B”, “CVE.PR.C”, “CVE.PR.E” and “CVE.PR.G”, respectively. On October 6, 2021, the last completed trading day prior to the date of this prospectus, the closing prices of the Series 1, Series 2, Series 3, Series 5 and Series 7 preferred shares on the TSX were $16.55, $15.00, $23.21, $24.50 and $23.75, respectively. We also have outstanding warrants that are listed on the TSX under the symbol “CVE.WT” and the NYSE under the symbol “CVE WS”. On October 6, 2021, the last completed trading day prior to the date of this prospectus, the closing price of these warrants on the TSX and NYSE was $7.95 and US$6.30 per warrant, respectively.

Unless otherwise specified in the applicable prospectus supplement, the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units will not be listed on any securities or stock exchange and there is no market through which the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and the extent of issuer regulation. See “Risk Factors”.

Mr. Keith M. Casey, Mr. Canning K.N. Fok, Mr. Richard J. Marcogliese, Mr. Frank J. Sixt and Ms. Rhonda I. Zygocki are directors of Cenovus who reside outside of Canada. Each of the foregoing directors has appointed us as their agent for service of process in Canada at 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Our head and registered office is located at 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5.

Our earnings coverage ratios for the twelve month periods ended December 31, 2020 and June 30, 2021 are less than one-to-one. See “Earnings Coverage”.

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ABOUT THIS PROSPECTUS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to “Cenovus”, “we”, “us” and “our” mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships.

In this prospectus, in any prospectus supplement and in documents incorporated by reference in this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to “dollars”, or “$” are to Canadian dollars and all references to “US$” are to United States dollars. Unless otherwise indicated, all financial information included in this prospectus and documents incorporated by reference in this prospectus or included in any prospectus supplement has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

We may, from time to time, sell any combination of the Securities described in this prospectus, and the Selling Securityholders may, from time to time, sell certain Securities in one or more offerings up to an aggregate offering amount of US$5,000,000,000 or the equivalent in other currencies. This prospectus provides you with a general description of the Securities that we, or that we and the Selling Securityholders, may offer. Each time we, and the Selling Securityholders, where applicable, sell Securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.

Cenovus has filed with the SEC under the Securities Act of 1933, as amended (the “1933 Act”) a registration statement on Form F-10 relating to the offering of the Securities, of which this prospectus forms part. This prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus.

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain certain forward looking statements and forward looking information (collectively referred to as “forward looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

In addition to the cautionary statement below, with respect to forward-looking information contained in the documents incorporated by reference in the prospectus, prospective purchasers should refer to “Forward-Looking Information” in the AIF (as defined herein), “Advisory – Forward-looking Information” in the Annual MD&A (as defined herein), “Advisory – Forward-looking Information” in the Interim MD&A (as defined herein), “Advisory – Forward Looking Information” in the AGM Circular (as defined herein) and “Forward Looking Statements” in the Joint Circular (as defined herein), as well as the advisories section of any documents incorporated by reference in the prospectus that are filed after the date of this prospectus.

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Forward-looking information in this prospectus is identified by words such as “aim”, “anticipate”, “believe”, “capacity”, “committed”, “commitment”, “could”, “expect”, “estimate”, “focus”, “forecast”, “forward”, “future”, “guidance”, “may”, “on track”, “outlook”, “plan”, “position”, “potential”, “priority”, “projection”, “pursue”, “strategy”, “should”, “target”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the anticipated impact of the Husky Arrangement (as defined herein) on our business; the anticipated completion and expected outcomes of the restructuring of our working interests in the Terra Nova and White Rose projects, including expected changes to working interest in the projects, production and project life, capital outlay, and funding received and contributed to future asset retirement obligations, referred to under the heading “Recent Developments” in this prospectus; expected timing to resume operations or restart the Terra Nova and White Rose projects; strategy and related milestones; schedules and plans; use of proceeds; focus on maximizing shareholder value through cost leadership; our ability to realize the best margins and netbacks for our products; plans to maintain and demonstrate financial discipline while balancing growth and shareholder return; continuing to advance our operational performance and upholding our trusted reputation; expected timing for oil sands expansion phases and associated expected production capacities; projections for 2021 and future years and our plans and strategies to realize such projections; forecast exchange rates and trends; future opportunities for oil and natural gas development; forecast operating and financial results, including forecast sales prices, costs and cash flows; our commitment to continue reducing debt, including our long-term target net debt to adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) ratio; our ability to satisfy payment obligations as they become due; priorities for and approach to capital investment decisions or capital allocation; planned capital expenditures, including the amount, timing and financing thereof; all statements with respect to our 2021 guidance estimates; expected future production, including the timing, stability or growth thereof; our expectation that our capital investment and any cash dividends for 2021 will be funded from internally generated cash flows and cash balance on hand; expected reserves; capacities, including for projects, transportation and refining; all statements related to government royalty regimes applicable to Cenovus, which regimes are subject to change; our ability to preserve our financial resilience and various plans and strategies with respect thereto; forecast cost reductions and sustainability thereof; our priorities, including for 2021; future impact of regulatory measures; forecast commodity prices, differentials and trends and expected impact; potential impacts of various risks, including those related to commodity prices and climate change; the potential effectiveness of our risk management strategies; new accounting standards, the timing for the adoption thereof, and anticipated impact on the consolidated financial statements; the availability and repayment of our credit facilities; potential asset sales; expected impacts of the contingent payment; future use and development of technology and associated future outcomes; our ability to access and implement all technology necessary to efficiently and effectively operate our assets and achieve expected future cost reductions; and projected growth and projected shareholder return. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry in general. The factors and assumptions on which our forward-looking information is based include: forecast oil and natural gas, natural gas liquids, condensate and refined products prices, light-heavy crude oil price differentials and other assumptions identified in Cenovus’s 2021 guidance, available at cenovus.com; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increase to our share price and market capitalization over the long-term; future narrowing of crude oil differentials; realization of expected capacity to store within our oil sands reservoirs barrels not yet produced; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow to meet our current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; achievement

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of expected impacts of the Husky Arrangement; ability of Cenovus to make the required cash outlay with respect to the Terra Nova project; anticipated funding to be received by the Government of Newfoundland and Labrador; receipt of certain funds from Terra Nova project partners towards future asset retirement obligations; expected resumption of the Terra Nova project prior to the end of 2022; our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to access sufficient capital to pursue our development plans; our ability to complete asset sales, including with desired transaction metrics and within the timelines we expect; forecast inflation and other assumptions inherent in our current guidance set out below; our ability to access and implement all technology necessary to achieve expected future results; our ability to implement capital projects or stages thereof in a successful and timely manner; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The information contained on our website is not incorporated by reference into this prospectus. The reference to our website is intended to be an inactive textual reference.

2021 guidance, as updated July 28, 2021, assumes: Brent prices of US$69.00/bbl, West Texas Intermediate (“WTI”) prices of US$66.00/bbl; Western Canadian Select (“WCS”) of US$53.00/bbl; Differential WTI-WCS of US$13.00/bbl; AECO natural gas prices of $3.30/Mcf; Chicago 3-2-1 crack spread of US$17.00/bbl; RINs of US$6.50/bbl; and an exchange rate of $0.80 US$/C$.

The risk factors and uncertainties that could cause our actual results to differ materially include, but are not limited to: our ability to realize the anticipated benefits of and synergies from the Husky Arrangement; our ability to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results; our ability to complete the restructuring of our working interests in the Terra Nova and White Rose projects and our ability to extend the life of such projects, as applicable, and resume operations, including achievement of anticipated outcomes and the ability to obtain the funds necessary to extend the life of the Terra Nova field and reach estimated production amounts in 2023; volatility of and other assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments, the success of our hedging strategies and the sufficiency of our liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; product supply and demand; accuracy of our share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks, exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in our operations, including health, safety and environmental risks; maintaining desirable ratios of debt (and net debt) to Adjusted EBITDA as well as debt (and net debt) to capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance growth and sustain capital expenditures; changes in credit ratings applicable to us or any of our securities; changes to our dividend plans or strategy, including our dividend reinvestment plan; accuracy of our reserves, resources and future production expense and future net revenue estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, materials, natural gas and other energy sources used in oil sands processes; potential failure of new products to achieve or maintain acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining crude oil into petroleum and chemical products; risks associated with technology and its application to our business including potential cyber-attacks; the timing and the costs of well and pipeline construction; our ability to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, and including to address any gaps caused by constraints in the pipeline system; availability of, and our ability to attract and retain, critical talent; changes in the regulatory framework in any of the locations in which we operate,

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including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change, production curtailment policies and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats, pandemics and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Statements relating to “reserves” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information. You should carefully consider the matters discussed under “Risk Factors” in this prospectus and in any applicable prospectus supplement. You should also refer to “Risk Factors” in our AIF (as defined herein), “Risk Management and Risk Factors” in our Annual MD&A (as defined herein), “Risk Management and Risk Factors” in the Interim MD&A (as defined herein) and “Risk Factors” in the Joint Circular (as defined herein), each as incorporated by reference in this prospectus, and to the risk factors described in other documents incorporated by reference in this prospectus.

You should not place undue reliance on the forward looking information contained in this prospectus or incorporated by reference in this prospectus, as actual results achieved will vary from such forward looking information and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward looking information contained or incorporated by reference in this prospectus is made as of the date of this prospectus or as of the date specified in the documents incorporated by reference in this prospectus, as the case may be. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward looking information contained in this prospectus or incorporated by reference in this prospectus.

NOTE RELATING TO RESERVES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Proved reserves are reserves that can be estimated with a high degree of certainty to be recoverable. Probable reserves are those additional reserves that are less certain to be recovered.

We are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in certain of the documents incorporated by reference herein include reserves designated as probable reserves.

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The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in the documents incorporated by reference herein in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable reserves.

As permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled “Reserves Data and Other Oil and Gas Information” in our annual information form, which is incorporated by reference herein.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from the Corporate Secretary of Cenovus Energy Inc., 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5, telephone (403) 766-2000. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

We file with the securities commission or authority in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational

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requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. Our filings are also electronically available from the SEC’s Electronic Data Gathering, Analysis and Retrieval system (EDGAR), which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under Canadian securities legislation:

(a)	our audited annual consolidated financial statements and auditor’s report thereon as at and for the year ended December 31, 2020;

(b)	our management’s discussion and analysis for the year ended December 31, 2020 (the “Annual MD&A”);

(c)	our unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2021;

(d)	our management’s discussion and analysis for the three and six months ended June 30, 2021 (the “Interim MD&A”);

(e)	our annual information form dated February 8, 2021 (the “AIF”);

(f)

the joint management information circular of Cenovus and Husky Energy Inc. (“Husky”) dated November 9, 2020 in connection with special meetings of shareholders of Cenovus and Husky held on December 15, 2020 concerning the plan of arrangement involving Cenovus and Husky, except Appendix G, H, I, J and K and all references to or summaries of the fairness opinions forming such Appendices included therein (the “Joint Circular”);

(g)	our management information circular dated March 15, 2021 in connection with an annual meeting of shareholders held on May 12, 2021 (the “AGM Circular”);

(h)

our material change report dated January 11, 2021 relating to the completion of the acquisition of all of the issued and outstanding common shares and preferred shares of Husky pursuant to a court approved plan of arrangement under the Business Corporations Act (Alberta), which was completed effective January 1, 2021 (the “Husky Arrangement”); and

(i)	our business acquisition report dated March 26, 2021 relating to the Husky Arrangement (the “Husky BAR”).

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in this prospectus, including any annual information form, audited annual consolidated financial statements (together with the auditor’s reports thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada subsequent to the date of this prospectus and prior to the termination of the offering of Securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed

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to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

Any “template version” of “marketing materials” (as those terms are defined under applicable Canadian securities laws) that are utilized in connection with the distribution of Securities will be filed on SEDAR. In the event that such marketing materials are filed after the date of the applicable prospectus supplement for the offering and before termination of the distribution of such Securities, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable prospectus supplement for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

We will file updated earnings coverage ratios quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements which will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the Securities.

Upon a new annual information form and related audited annual consolidated financial statements and management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and related management’s discussion and analysis, all unaudited interim consolidated financial statements and related management’s discussion and analysis and all material change reports filed prior to the commencement of our financial year in which the new annual information form and corresponding audited annual consolidated financial statements and management’s discussion and analysis are filed, and all information circulars filed prior to the beginning of the financial year in respect of which the new annual information form relates, shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. Upon new unaudited interim consolidated financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, all unaudited interim consolidated financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. Upon a new information circular relating to an annual meeting of our shareholders being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, the information circular for the preceding annual meeting of our shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. In addition, upon a new annual information form being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus for which the corresponding audited annual consolidated financial statements include at least nine months of the

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financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this prospectus, such business acquisition report shall be deemed no longer to be incorporated by reference into this prospectus for the purposes of future distributions of Securities under this prospectus.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained or incorporated by reference in one or more prospectus supplements that will (except in respect of any sales pursuant to an at-the-market distribution) be delivered to purchasers together with this prospectus and any amendments hereto. Each prospectus supplement will be deemed to be incorporated by reference in this prospectus for the purposes of applicable securities legislation as of the date of the prospectus supplement and only for the purposes of the offering of the Securities to which the prospectus supplement pertains.

CENOVUS ENERGY INC.

Cenovus is a Canadian integrated energy company headquartered in Calgary, Alberta, with our common shares and outstanding warrants listed on the TSX and the NYSE and our outstanding preferred shares on the TSX. As of the date of this prospectus, Cenovus is the third largest Canadian-based oil and natural gas producer and the second largest Canadian refiner and upgrader, with operations in Canada, the United States and the Asia Pacific region. Our upstream operations include oil sands projects in northern Alberta, thermal and conventional crude oil, natural gas and natural gas liquids (“NGLs”) projects across Western Canada, crude oil production offshore Newfoundland and Labrador and natural gas and NGLs production offshore China and Indonesia. Our downstream operations include upgrading, refining and retail operations in Canada and the United States.

Our operations involve activities across the full value chain to develop, transport, produce and market crude oil and natural gas in Canada and internationally. Our physically integrated upstream and downstream operations help us mitigate the impact of volatility in light-heavy crude oil differentials and contributes to our bottom line by capturing value from oil and gas production through to the sale of finished products like transportation fuels. Our strategy is focused on maximizing shareholder value through cost leadership and realizing the best margins for our products.

On January 1, 2021, Cenovus completed the Husky Arrangement pursuant to which holders of common shares of Husky received 0.7845 of a common share of Cenovus and 0.0651 of a Cenovus common share purchase warrant in respect of each common share of Husky held. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms. On March 31, 2021, Cenovus and Husky amalgamated under the provisions of the Canada Business Corporations Act and continued to operate as “Cenovus Energy Inc”.

CONSOLIDATED CAPITALIZATION

Since June 30, 2021, there have been no material changes in our share and loan capital, on a consolidated basis, other than: (i) the issuance of US$1,250,000,000 in senior notes, consisting of US$500,000,000 of 2.650% senior unsecured notes due 2032 and US$750,000,000 of 3.750% senior unsecured notes due 2052 (collectively, the “2032 and 2052 Notes”) pursuant to a public offering in the United States completed on September 13, 2021 (the “Senior Note Offering”); (ii) the repurchase of US$253,901,000 aggregate principal amount of outstanding 3.950% notes due 2022, which were issued on March 22, 2012 and US$321,417,000 aggregate principal amount of outstanding 3.000% notes due 2022, which were issued on August 17, 2012 (collectively, the “Any and All Notes”), pursuant to a cash tender offer (the “Any and All Tender Offer”) for any and all outstanding Any and All Notes, which expired on September 15, 2021; and (iii) the repurchase on September 24, 2021 of US$334,712,000 aggregate principal amount of outstanding 3.800% notes due 2023, which were issued on August 15, 2013, US$481,224,000 aggregate principal amount of outstanding 4.000% notes due 2024, which were issued on March 17, 2014, US$334,326,000 aggregate principal amount of outstanding 5.375% notes due

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2025, which were issued on July 30, 2020 (collectively, the “Existing Notes”), pursuant to a cash tender offer for up to US$1,250,000,000 maximum aggregate purchase price of outstanding Existing Notes, 4.250% senior notes due 2027, which were issued on April 7, 2017 and 4.400% notes due 2029, which were issued on March 15, 2019 (the “Maximum Tender Offer” and, together with the Any and All Tender Offer, the “Tender Offers”), which expired on October 6, 2021. The net proceeds from the Senior Notes Offering were used to partially finance the Tender Offers.

RECENT DEVELOPMENTS

On September 20, 2021, we announced that Cenovus had issued notices to redeem, on October 20, 2021, all of the 3.950% notes due 2022 and 3.000% notes due 2022 that remained outstanding following the completion of the Any and All Tender Offer.

On September 13, 2021, we completed the Senior Note Offering. Additionally, Cenovus repurchased the Any and All Notes pursuant to the Any and All Tender Offer, which expired on September 15, 2021, and repurchased the Existing Notes pursuant to the Maximum Tender Offer, which expired on October 6, 2021. See “Consolidated Capitalization”.

On September 8, 2021, we announced that we entered into agreements to restructure our working interests in the Terra Nova and White Rose projects. Pursuant to the agreements, we will increase our working interest in Terra Nova from 13% to 34%, with an expected cash outlay of approximately $60 million to first oil, net to Cenovus, including funding from the Government of Newfoundland and Labrador. As a result of the Terra Nova restructuring, Cenovus expects to receive $78 million towards future asset retirement obligations, extend the life of the field to 2033 and reach gross production of approximately 29,000 bbls/d in 2023 following resumption of operations prior to the end of 2022. A decision is expected to be made by mid-2022 as to whether West White Rose will be restarted and, if so, Cenovus expects to reduce its stake in the original field from 72.5% to 60% and from 68.875% to 56.375% in the satellite extensions.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the Securities for general corporate purposes. Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in the applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities. The Selling Securityholders will not, directly or indirectly, receive any proceeds from any offering of Securities by us under this prospectus. We will not, directly or indirectly, receive any proceeds from any sale of certain Securities by the Selling Securityholders.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Cenovus” refer only to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities.

We may issue debt securities either separately or together with or upon the conversion of or in exchange for other Securities. The particular terms and provisions of each series of debt securities we may offer, including any conversion or exchange rights attaching to the debt securities, will be described in greater detail in the applicable prospectus supplement which may provide information that is different from this prospectus. We reserve the right

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to include in a prospectus supplement specific variable terms pertaining to the debt securities that are not within the descriptions set forth in this prospectus. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those debt securities.

Debt securities offered pursuant to this prospectus may be issued under an indenture dated August 17, 2012 between us and The Bank of New York Mellon, as “Trustee” (as supplemented from time to time, the “2012 Indenture”) or under an indenture dated April 7, 2017 between us and The Bank of New York Mellon, as “Trustee” (as supplemented from time to time, the “2017 Indenture” and together with the 2012 Indenture, the “Indentures”). The Indentures are subject to and governed by the United States Trust Indenture Act of 1939, as amended. We may also, from time to time, issue debt securities and incur additional indebtedness pursuant to this prospectus under one or more indentures other than the 2012 Indenture or the 2017 Indenture as may be described in the applicable prospectus supplement.

General

The applicable prospectus supplement relating to a distribution of debt securities to be issued under the 2012 Indenture, the 2017 Indenture or otherwise, will disclose the specific terms of such debt securities. Those terms may include some or all of the following:

•	the specific designation and the aggregate principal amount of the debt securities of such series;

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the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which our debt securities of such series will be issued;

•

the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

•	the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

•	the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

•

the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

•

if other than United States dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

•	whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

•	any mandatory or optional redemption or sinking fund provisions;

•

the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

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•

the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

•	any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our debt securities of such series;

•

the terms, conditions and procedures, if any, on which our debt securities may be converted or exchanged for other of our securities, including common shares, preferred shares, debt securities or debt securities of other entities;

•

any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

•	if other than The Depository Trust Company, the person designated as the depositary for the debt securities of such series;

•	any applicable material Canadian and United States federal income tax consequences;

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whether and under what circumstances we will pay additional amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay additional amounts (and the terms of any such option);

•	whether the payment of our debt securities will be guaranteed by any other person; and

•	if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

In addition to new issues of debt securities, this prospectus may be used in connection with the remarketing of outstanding debt securities, in which case the terms of the remarketing and of the remarketed debt securities will be set forth in the applicable prospectus supplement. See “Plan of Distribution”.

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DESCRIPTION OF SHARE CAPITAL

The following sets forth the terms and provisions of our existing capital. The particular terms and provisions of the common shares and/or preferred shares offered by a prospectus supplement and the extent to which these general terms and provisions apply will be described in such prospectus supplement. Cenovus is authorized to issue: (i) an unlimited number of common shares; and (ii) first preferred shares and second preferred shares (collectively, the “preferred shares”) up to an aggregate number not to exceed 20% of the aggregate number of common shares then outstanding.

Common Shares

The following description is subject to, and qualified by reference to, the terms and provisions of our articles and by-laws.

The holders of common shares are entitled: (i) to receive dividends if, as and when declared by the board of directors of Cenovus (the “Board”); (ii) to receive notice of, to attend, and to vote on the basis of one vote per common share held, at all meetings of shareholders; and (iii) to participate in any distribution of Cenovus’s assets in the event of liquidation, dissolution or winding up or other distribution of Cenovus’s assets among its shareholders for the purpose of winding up its affairs.

The declaration of dividends is at the sole discretion of the Board and is considered each quarter. All dividends will be reviewed by the Board and may be increased, reduced or suspended from time to time. Our ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, our financial performance, our debt covenants and obligations, our ability to meet our financial obligations as they come due, our working capital requirements, our future tax obligations, our future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in this prospectus.

Preferred Shares

The following description is subject to, and qualified by reference to, the terms and provisions of our articles and by-laws.

Preferred shares may be issued in one or more series. The Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. Holders of the preferred shares are not entitled to vote at any meeting of the shareholders of Cenovus, but may be entitled to vote if Cenovus fails to pay dividends on that series of preferred shares. The first preferred shares are entitled to priority over the second preferred shares and the common shares, and the second preferred shares are entitled to priority over the common shares, with respect to the payment of dividends and the distribution of assets of Cenovus in the event of any liquidation, dissolution or winding up of Cenovus’s affairs.

The specific terms of a series of preferred shares, including the designation of the particular series, the number of preferred shares offered, the offering price or the manner of determining the offering price, any voting rights, the dividend rate, the dividend payment dates, the terms for redemption at our option or the option of any holder, any exchange or conversion terms and any other specific terms, as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. Thus, the statements made in this section may not apply to a particular series of preferred shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any subscription receipts that may be offered by us pursuant to this prospectus.

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Subscription receipts may be offered separately or together with common shares and/or other securities of Cenovus. The subscription receipts will be issued under one or more subscription receipt agreements that will be entered into by us and a subscription receipt agent at the time of issuance of the subscription receipts. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those subscription receipts.

A subscription receipt will entitle the holder thereof to receive a common share and/or other securities of Cenovus, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by us or one or more of our subsidiaries. The proceeds from an offering of subscription receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of subscription receipts will receive common shares and/or other securities of Cenovus upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their subscription receipts together with any interest or other income earned thereon, as determined by the terms of the applicable escrow.

Holders of subscription receipts are not shareholders of Cenovus. The particular terms and provisions of subscription receipts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such subscription receipts. This description will include, where applicable: (i) the number of subscription receipts offered; (ii) the price at which the subscription receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of subscription receipts will become entitled to receive common shares and/or other securities of Cenovus; (iv) the number of common shares and/or other securities of Cenovus that may be obtained upon conversion of each subscription receipt; (v) the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the subscription receipts plus any interest and income earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the subscription receipts; and (viii) any other material terms and conditions of the subscription receipts including, without limitation, transferability and adjustment terms and whether the subscription receipts will be listed on a stock exchange.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants that may be offered by us pursuant to this prospectus.

We may issue warrants to purchase common shares, preferred shares or debt securities. Warrants may be offered separately or together with other securities and may be attached to or separate from other securities. The warrants either will be issued under a warrant indenture or agreement that will be entered into by us or a trustee at the time of issuance of the warrants or will be represented by warrant certificates issued by us.

Holders of warrants are not shareholders of Cenovus. The particular terms and provisions of warrants offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such warrants. This description will include, where applicable: (i) the title or designation of the warrants; (ii) the number of warrants offered; (iii) the price at which the warrants will be offered; (iv) the number of common shares and/or other securities of Cenovus purchasable upon exercise of the warrants and the procedures for exercise; (v) the exercise price of the warrants; (vi) the dates or periods during which the warrants are exercisable and when they expire; (vii) the designation and terms of any other securities with which the warrants will be offered, if any, and the

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number of warrants that will be offered with each such security; (viii) the material income tax consequences of owning, holding and disposing of the warrants; and (ix) any other material terms and conditions of the warrants including, without limitation, transferability and adjustment terms and whether the warrants will be listed on a stock exchange. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

This section describes the general terms that will apply to any share purchase contracts that may be offered by us pursuant to this prospectus.

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of common shares or preferred shares, as applicable, at a future date or dates, and including by way of instalment.

The price per common share or preferred share and the number of common shares or preferred shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units, which we refer to in this prospectus as share purchase units. The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of Cenovus. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, common shares or preferred shares, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of common shares or preferred shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those share purchase contracts.

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DESCRIPTION OF UNITS

This section describes the general terms that will apply to any units that may be offered by us pursuant to this prospectus.

We may issue units comprised of one or more of the other Securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each Security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such units. This description will include, where applicable: (i) the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; (iii) whether the units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the units. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those units.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our Annual MD&A and our Interim MD&A and the Joint Circular, and certain other documents incorporated by reference or deemed to be incorporated by reference in this prospectus, which risk factors are incorporated by reference in this prospectus. Prospective purchasers of Securities should consider carefully the risk factors set forth below, as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the securities could be materially adversely affected.

The common shares may be subject to price and volume fluctuations, and the market price for the common shares following an offering may drop below the offering price.

Securities markets experience considerable price and volume volatility, which may be unrelated to the operating performance of Cenovus or the affected companies. The market price of publicly traded stock is affected by many variables, including the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which we trade suggests that the trading price of the common shares may continue to be volatile. These fluctuations may affect the price of the common shares following an offering, and the market price of the common shares may drop below the offering price. As a result of this volatility, you may not be able to sell your common shares at or above the offering price.

The decision to pay dividends and the amount of such dividends is subject to the discretion of the Board based on numerous factors and may vary from time to time.

The amount of cash available to Cenovus to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: Cenovus’s operational and financial performance; fluctuations in the costs to produce natural gas, oil and NGLs; the amount of cash required or retained for debt

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service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; foreign currency exchange rates and interest rates; and the risk factors set forth in this prospectus and documents incorporated by reference in this prospectus.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Board, which regularly evaluates our proposed dividend payments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended from time to time. Our ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, our financial performance, our debt covenants and obligations, our ability to meet our financial obligations as they come due, our working capital requirements, our future tax obligations, our future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in this prospectus. The market value of the common shares may deteriorate if Cenovus is unable to meet dividend expectations in the future, and that deterioration may be material.

Credit ratings accorded to securities may not remain in effect or may change in the future and may not reflect all risks associated with an investment in the securities.

Our perceived creditworthiness and changes in credit ratings accorded to our securities, if any, may affect the market price or value and the liquidity of such securities. There is no assurance that the ratings, if any, accorded to any of such securities will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely in the future by the relevant rating agency. Real or anticipated changes in credit ratings on such securities may affect the market value of such securities. In addition, real or anticipated changes in credit ratings can affect the cost of or terms on which we can issue such securities or obtain alternative financing.

Credit ratings assigned to us and to our securities by independent rating agencies may not reflect all risks associated with an investment in such securities. Any credit ratings applied to such securities are an independent assessment of our ability to pay obligations. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed in this prospectus or documents incorporated by reference in this prospectus on the value of such securities.

There is an absence of a public market for the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and there can be no assurance as to the liquidity of the trading market for such securities or that a trading market for such securities will develop.

Prior to an offering, there will be no public market for the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units offered pursuant to this prospectus and we may not apply for a listing of such securities on any securities exchange. As a result, purchasers may not be able to resell such securities. If such securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. The absence of a public market for such securities may affect the pricing of such securities in the secondary market, if any such market develops, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation. There can be no assurance as to the liquidity of any trading market of such securities or that a trading market for such securities will develop.

In certain circumstances the debt securities may be subordinated to the security interests of our lenders and the indebtedness of our subsidiaries and partnerships.

The debt securities are not subordinated to any other indebtedness and they are not secured. Although our various debt instruments restrict secured indebtedness, such indebtedness may be incurred, subject to certain

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conditions. In addition, our subsidiaries and partnerships may incur indebtedness, subject to certain limitations. The debt securities will be effectively subordinated to creditors of our subsidiaries and partnerships, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary or partnership, as the case may be, upon any such distribution would be subject to the prior claims of the creditors of such subsidiary or partnership, as the case may be. We conduct a substantial portion of our business through corporate and partnership subsidiaries.

The Indentures permit us, at any time and from time to time, to complete reorganizations with any of our wholly-owned direct or indirect subsidiaries provided that certain conditions are met. In the event of any such reorganization, the debt securities may continue to be our obligations in circumstances where our assets are comprised of (and potentially limited to) our ownership interest in the subsidiaries through which our operations are thereafter conducted. Such subsidiaries, which following completion of a reorganization may hold all of the assets formerly held by us, are not restricted under the Indentures with respect to subsequent asset dispositions or incurring indebtedness.

Certain securities may be subject to exchange rate and exchange controls risk.

An investment in debt securities or preferred shares that are denominated in a foreign currency may entail significant risks. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and such foreign currency and the possibility of the imposition or modification of foreign controls by either the Canadian or foreign governments. Such risks generally depend on economic and political events over which we have no control. Rates of exchange between Canadian dollars and certain foreign currencies are subject to considerable volatility. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations in such rate that will occur during the term of any such security. Depreciation of the currency in which the security is denominated against the Canadian dollar would result in a decrease in the effective yield of such security below its coupon rate on a Canadian dollar basis, and in certain circumstances could result in a loss to the investor on a Canadian dollar basis.

Future exchange controls may affect the availability of a specified foreign currency and our ability to make payments on securities in a specified foreign currency.

Certain governments have imposed, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, and premium, if any, or interest on the securities. Even if there are no actual exchange controls, it is possible that the specified currency for any such security will not be available at such security’s maturity.

In the event that any of the Securities are redeemable, purchasers of such Securities may be adversely impacted.

If any of the Securities are redeemable at our option, as set forth in the applicable prospectus supplement, we may choose to redeem such securities from time to time, in accordance with our rights, including when prevailing interest rates are lower than the rates borne by such securities. If prevailing rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the securities being redeemed. Redemption rights may also adversely impact a purchaser’s ability to sell such securities as the optional redemption date or period approaches.

Prevailing interest rates for comparable securities will affect the market price or value of the debt securities or preferred shares.

Prevailing interest rates will affect the market price or value of the debt securities or preferred shares. Assuming all other factors remain unchanged, the market price or value of the debt securities or preferred shares may decline as prevailing interest rates for comparable debt securities or preferred shares rise.

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In the event that securities are issued with a floating rate of interest, purchasers of such securities may be adversely impacted.

An investment in securities which are issued with a floating rate of interest entails significant risks not associated with investments in fixed rate securities. The resetting of the applicable rate on a floating rate security may result in lower interest compared to a fixed rate security issued at the same time. The applicable rate on a floating rate security will fluctuate in accordance with fluctuations in the instrument or obligation on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which we have no control.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

PLAN OF DISTRIBUTION

We may offer and sell Securities, and the Selling Securityholders may, including in accordance with the terms of certain registration rights agreements entered into with us, as applicable, offer and sell certain Securities to or through underwriters, brokers or dealers (including through crosses or block trades of common shares), directly to one or more purchasers or through agents. In effecting such sales, brokers or dealers may arrange for other brokers or dealers to participate. Broker-dealer transactions may include purchases of the common shares by a broker-dealer as principal and resales of the common shares by the broker-dealer for its account pursuant to this prospectus, ordinary brokerage transactions, or transactions in which the broker-dealer solicits purchasers. These Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or prices related to such prevailing market prices to be negotiated with purchasers, including at-the-market distributions, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities.

If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us, or in the case of certain Securities offered by the Selling Securityholders, to the Selling Securityholders.

In connection with the sale of Securities, underwriters may receive compensation from us, and from the Selling Securityholders in the case of certain Securities offered by the Selling Securityholders, or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and/or the Selling Securityholders, as applicable and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the 1933 Act.

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If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us, or in the case of certain Securities offered by the Selling Securityholders, the Selling Securityholders may authorize dealers or other persons acting as the Selling Securityholders’ agents to solicit offers by certain institutions to purchase certain Securities directly from the Selling Securityholders, pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The applicable prospectus supplement will also set forth the terms of the offering relating to particular Securities, including to the extent applicable, the initial offering price, our proceeds and/or those of the Selling Securityholders from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to the particular Securities sold to or through underwriters by us and/or the Selling Securityholders, as applicable, will be named in the prospectus supplement relating to such Securities.

In connection with any offering of Securities, other than an at-the-market distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter of an at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the prospectus supplement applicable to the at-the-market distribution, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the securities.

Under agreements which may be entered into by us and/or the Selling Securityholders, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us and/or the Selling Securityholders against certain liabilities, including liabilities under the 1933 Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we and/or the Selling Securityholders enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement, the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units will not be listed on any securities exchange or on any automated dealer quotation system. This may affect the pricing of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and the extent of issuer regulation. Certain broker-dealers may make a market in the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units of any series or as to the liquidity of the trading market, if any, for such securities.

The Selling Securityholders may also enter into derivative transactions with third parties. If a prospectus supplement so indicates, in connection with those derivatives, the third parties may sell certain Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use such Securities pledged by the Selling Securityholders or borrowed from the Selling

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Securityholders or others to settle those sales or to close out any related open borrowings of such Securities, and may use such Securities received from the Selling Securityholders in settlement of those derivatives to close out any related open borrowings of such Securities. The third parties in such sale transactions will be underwriters and will be identified in the applicable prospectus supplement.

Certain Securities held by the Selling Securityholders and covered by this prospectus may be sold in private transactions or under Rule 144 under the 1933 Act, or under another exemption from the registration requirements of the 1933 Act, rather than pursuant to this prospectus.

In compliance with the guidelines of the United States Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed eight percent of the aggregate gross sales proceeds of any Securities offered hereby. In addition, if more than five percent of the net proceeds of any offering of Securities made under this prospectus will be received by any FINRA member participating in the offering or by affiliates or associated persons of such FINRA member or any participating member who otherwise would have a “conflict of interest” under FINRA Rules, the offering will be conducted in accordance with FINRA Rule 5121.

EARNINGS COVERAGE

The earnings coverage ratios and pro forma earnings coverage ratios do not give effect to any Securities offered by this prospectus since the aggregate amount of Securities that will be issued hereunder, if any, and the terms of issue are not presently known. The earnings coverage ratios and pro forma earnings coverage ratios set forth below do not purport to be indicative of the earnings coverage ratios for any future periods.

Period Ended December 31, 2020

The following sets forth our earnings coverage ratios calculated for the twelve month period ended December 31, 2020, based on audited financial information, as adjusted to give effect to (i) the issuance and sale of the 2032 and 2052 Notes and our expected use of the net proceeds therefrom, (ii) the repurchase of the Any and All Notes, (iii) the redemption of all of the 3.950% notes due 2022 and 3.000% notes due 2022 that remained outstanding following the completion of the Any and All Tender Offer, and (iv) the repurchase of the Existing Notes, as if such issuance and sale, redemption or repurchase, as applicable, occurred as at January 1, 2020. See “Recent Developments” and “Consolidated Capitalization”. Adjustments for normal course issuances and repayments of financial liabilities subsequent to December 31, 2020 would not materially affect the ratios and, as a result, have not been made.

After adjusting for the foregoing, our borrowing costs on all interest bearing financial liabilities amounted to $510 million for the twelve month period ended December 31, 2020. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities for the twelve month period ended December 31, 2020 was $(2,766) million, which is (5.4) times our borrowing cost requirements for the period.

December 31, 2020(1)
Net earnings available for all interest bearing financial liabilities(2)	(5.4) times(3)

Supplemental coverage ratio: net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities(4)	(5.3) times(3)

Notes:

(1)	Does not reflect financial information from Husky, as the acquisition of Husky was completed on January 1, 2021, following the end of the twelve month period ended December 31, 2020.

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(2)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends.

(3)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $510 million.
(4)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends. This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of “earnings coverage” as outlined by Form 44-101F1 – Short Form Prospectus (“44-101F1”) and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings coverage” as outlined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

Period ended June 30, 2021

The following sets forth our earnings coverage ratios calculated for the twelve month period ended June 30, 2021, based on unaudited financial information, as adjusted to give effect to (i) the issuance and sale of the 2032 and 2052 Notes and our expected use of the net proceeds therefrom, (ii) the repurchase of the Any and All Notes, (iii) the redemption of all of the 3.950% notes due 2022 and 3.000% notes due 2022 that remained outstanding following the completion of the Any and All Tender Offer, and (iv) the repurchase of the Existing Notes, as if such issuance and sale, redemption or repurchase, as applicable, occurred as at July 1, 2020. See “Recent Developments” and “Consolidated Capitalization”. Adjustments for normal course issuances and repayments of financial liabilities subsequent to June 30, 2021 would not materially affect the ratios and, as a result, have not been made.

After adjusting for the foregoing, our borrowing costs on all interest bearing financial liabilities amounted to $668 million for the twelve month period ended June 30, 2021. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities was $577 million for the twelve month period ended June 30, 2021, which is 0.9 times our borrowing cost requirements for the period.

June 30, 2021(1)
Net earnings available for all interest bearing financial liabilities(2)	0.9 times(3)

Supplemental coverage ratio: net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities(4)	1.1 times(3)

Notes:

(1)

As a result of our acquisition of Husky, financial information from January 1, 2021 to June 30, 2021 includes results from the combined company. Financial information prior to the acquisition, from July 1, 2020 to December 31, 2020, does not reflect any financial information from Husky.

(2)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends.

(3)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $668 million.
(4)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all

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interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends. This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of “earnings coverage” as outlined by 44-101F1 and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings coverage” as outlined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

Pro Forma period ended December 31, 2020

The following sets forth our pro forma earnings coverage ratios, calculated on a consolidated basis, for the twelve month period ended December 31, 2020, based on the unaudited pro forma consolidated financial statements of Cenovus after giving effect to the completion of the Husky Arrangement for the year ended December 31, 2020, which were included in the Husky BAR, as adjusted to give effect to (i) the issuance and sale of the 2032 and 2052 Notes and our expected use of the net proceeds therefrom, (ii) the repurchase of the Any and All Notes, (iii) the redemption of all of the 3.950% notes due 2022 and 3.000% notes due 2022 that remained outstanding following the completion of the Any and All Tender Offer, and (iv) the repurchase of the Existing Notes, as if such issuance and sale, redemption or repurchase, as applicable, occurred as at January 1, 2020. See “Recent Developments” and “Consolidated Capitalization”. Adjustments for normal course issuances and repayments of financial liabilities subsequent to December 31, 2020 would not materially affect the pro forma ratios and, as a result, have not been made.

After adjusting for the foregoing, our pro forma borrowing costs on all interest bearing financial liabilities amounted to $865 million for the twelve month period ended December 31, 2020. Our pro forma net earnings plus income tax and borrowing costs on all interest bearing financial liabilities was $(4,248) million for the twelve month period ended December 31, 2020, which is (4.9) times our pro forma borrowing cost requirements for the period.

December 31, 2020
Net earnings available for all interest bearing financial liabilities(1)	(4.9) times(2)

Supplemental coverage ratio: net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities(3)	(4.8) times(2)

Notes:

(1)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends.

(2)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $865 million.
(3)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends. This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of “earnings coverage” as outlined by 44-101F1 and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings coverage” as outlined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

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SELLING SECURITYHOLDERS

This prospectus may also, from time to time, relate to the offering of certain Securities by way of a secondary offering by certain Selling Securityholders.

The terms under which certain Securities may be offered by the Selling Securityholders will be described in the applicable prospectus supplement. The prospectus supplement for or including any offering of such Securities by the Selling Securityholders will include, without limitation, where applicable: (a) the identity of the Selling Securityholder; (b) the number and type of Securities owned, controlled or directed by each Selling Securityholder; (c) the number and type of Securities being distributed for the account of the Selling Securityholder; and (d) the number and type of Securities to be owned, controlled or directed by the Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the applicable type; and (e) whether such Securities are owned by the Selling Securityholder, both of record and beneficially, of record only or beneficially only; (f) if a Selling Securityholder purchased any such Securities held by such Selling Securityholder within the two years preceding the date of the prospectus supplement, the date or dates such Selling Securityholder acquired such Securities; and (g) if a Selling Securityholder acquired such Securities held by such Selling Securityholder within the 12 months preceding the date of the prospectus supplement, the cost thereof to the Selling Securityholder in the aggregate and on an average cost-per-security basis; (h) the disclosure required by Item 1.11 of 44-101F1 and the Selling Securityholder will file a non-issuer’s submission to jurisdiction form with the applicable prospectus supplement, if applicable; and (i) all other information that is required to be included in the applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada and certain legal matters in connection with the offering of Securities relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

The audited consolidated financial statements of Husky incorporated by reference in this prospectus have been audited by KPMG LLP, an independent auditor. KPMG LLP has advised that they were independent with respect to Husky within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they were independent accountants with respect to Husky under all relevant U.S. professional and regulatory standards.

Information relating to Husky’s reserves incorporated by reference in this prospectus has been audited and opined on by Sproule Associates Limited (“Sproule”) as an independent qualified reserves auditor. As of the date of this prospectus, the partners, employees or consultants of Sproule, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

For additional information, see “Interests of Experts” in the AIF incorporated by reference into this prospectus.

AGENT FOR SERVICE OF PROCESS

Mr. Keith M. Casey, Mr. Canning K.N. Fok, Mr. Richard J. Marcogliese, Mr. Frank J. Sixt and Ms. Rhonda I. Zygocki are directors of Cenovus who reside outside of Canada. Each of the foregoing directors has appointed us as their agent for service of process in Canada at 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

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TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Cenovus in Canada is Computershare Investor Services, Inc. at its principal offices in Calgary, Alberta and Toronto, Ontario. Computershare Trust Company NA at its principal office in Canton, Massachusetts is the transfer agent for Cenovus in the United States.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-10:

•	the documents listed in the second paragraph under “Where You Can Find More Information” in this prospectus;

•	our supplementary information — oil and gas activities (unaudited) for the fiscal year ended December 31, 2020;

•	the consent of our auditor, PricewaterhouseCoopers LLP;

•	the consent of KPMG LLP with respect to financial statements incorporated by reference in the Joint Circular and Husky BAR;

•	the consent of our Canadian counsel, Blake, Cassels & Graydon LLP;

•	the consents of our independent qualified reserves evaluators, GLJ Ltd. and McDaniel & Associates Consultants Ltd.;

•	the consent of Husky’s independent qualified reserves auditor, Sproule;

•	the 2012 Indenture;

•	the 2017 Indenture;

•	powers of attorney from our directors and officers; and

•	the statements of eligibility of the Bank of New York Mellon on Form T-1.

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Cenovus Energy Inc.

PROSPECTUS SUPPLEMENT

October 7, 2021

65,239,977 Common Shares